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The Goodyear Tire and Rubber Company

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TABLE OF CONTENTS



Notice of

2002 Annual Meeting of Shareholders

and

Proxy Statement

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

DATE: Monday, April 15, 2002

TIME: 10:00 A.M., Akron Time

PLACE: Offices Of The Company
Goodyear Theater
1201 East Market Street
Akron, Ohio

YOUR VOTE IS IMPORTANT

Please vote. Most shareholders may vote by Internet or telephone as well as by mail. Please refer to your proxy card or page 31 of the Proxy Statement for information on how to vote by Internet or telephone. If you choose to vote by mail, please complete, date and sign your proxy card and promptly return it in the enclosed envelope.

THE GOODYEAR TIRE & RUBBER COMPANY
AKRON, OHIO 44316-0001

SAMIR G. GIBARA
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

February 26, 2002

Dear Shareholders:

You are cordially invited to attend Goodyear's 2002 Annual Meeting of Shareholders, which will be held at the Goodyear Theater, 1201 East Market Street, Akron, Ohio, at 10:00 A.M., Akron Time, on Monday, April 15, 2002. We hope you will be able to attend and participate. The Notice of, and Proxy Statement for, the 2002 Annual Meeting of Shareholders follow. Our 2001 Annual Report is enclosed.

At the Annual Meeting, shareholders will elect three persons to serve as directors for three year terms (Item 1 on your proxy). Each nominee is an incumbent. The Proxy Statement contains information regarding each nominee and the eight continuing directors.

Your Board of Directors is presenting for action by the shareholders its proposal that shareholders ratify the Board's appointment of PricewaterhouseCoopers LLP as independent accountants for Goodyear for 2002 (Item 2 on your proxy). Your Board of Directors recommends that you vote for the ratification of the appointment of PricewaterhouseCoopers LLP. Shareholders are also requested to approve the adoption of the Goodyear 2002 Performance Plan (Item 3 on your proxy). Your Board of Directors recommends that you vote to approve the adoption of the 2002 Performance Plan. In addition, two shareholder proposals will be considered (Items 4 and 5 on your proxy). Your Board of Directors recommends that you vote against each of the shareholder proposals.

If you plan to attend the Annual Meeting, please mark the indicated box on the reverse side of your proxy or so indicate when you vote via the Internet or by telephone. You do not need a ticket to attend the Annual Meeting.

Whether or not you plan to attend, it is important that you vote via the Internet, by telephone or by completing, dating, signing and promptly returning your proxy card. This will ensure that your shares will be represented at the meeting. If you attend and decide to vote in person, you may revoke your proxy. Remember, your vote is important!

Sincerely,



Samir G. Gibara
Chairman of the Board and
Chief Executive Officer

CONTENTS

THE GOODYEAR TIRE & RUBBER COMPANY

NOTICE OF THE

2002 ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 15, 2002

To The Shareholders:

The 2002 Annual Meeting of Shareholders of The Goodyear Tire & Rubber Company, an Ohio corporation, will be held at the Goodyear Theater (in the Company's Principal Office Complex), 1201 East Market Street, Akron, Ohio, on Monday, April 15, 2002, at 10:00 A.M., Akron Time, for the following purposes:

1. To elect three directors, each for a term of three years (Proxy Item 1); and

2. To consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants for Goodyear for 2002 (Proxy Item 2); and

3. To consider and vote upon a proposal to approve the adoption of the Goodyear 2002 Performance Plan (Proxy Item 3); and

4. To consider and vote upon Shareholder Proposal No. 1 (Proxy Item 4); and

5. To consider and vote upon Shareholder Proposal No. 2 (Proxy Item 5); and

6. To act upon such other matters and to transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors fixed the close of business on February 15, 2002 as the record date for determining shareholders entitled to notice of, and to vote at, the 2002 Annual Meeting. Only holders of record of Goodyear Common Stock at the close of business February 15, 2002 will be entitled to vote at the 2002 Annual Meeting and adjournments, if any, thereof.

February 26, 2002

By order of the Board of Directors:

C. Thomas Harvie, Secretary

**Please complete, date and sign your Proxy and return it promptly in the
enclosed envelope, or vote via the Internet or by telephone.**

The Goodyear Tire & Rubber Company

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of The Goodyear Tire & Rubber Company, an Ohio corporation ("Goodyear", or "we" or "us"), to be voted at the annual meeting of shareholders to be held April 15, 2002 (the "Annual Meeting"), and at any adjournments thereof, for the purposes set forth in the accompanying notice.

Goodyear's executive offices are located at 1144 East Market Street, Akron, Ohio 44316-0001. Our telephone number is 330-796-2121.

Our Annual Report to Shareholders for the year ended December 31, 2001 is enclosed with this Proxy Statement. The Annual Report is not considered part of the proxy solicitation materials. The approximate date on which this Proxy Statement and the related materials are first being sent to shareholders is March 8, 2002.

Shares Voting. Holders of shares of the Common Stock, without par value, of Goodyear (the "Common Stock") at the close of business on February 15, 2002 (the "record date") are entitled to notice of, and to vote the shares of Common Stock they hold on the record date at, the Annual Meeting. As of the close of business on the record date, there were 163,211,253 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote.

Vote Required. The affirmative vote of at least a majority of the shares of Common Stock outstanding on the record date is required for any management or shareholder proposal to be adopted at the Annual Meeting. In the election of directors, the three candidates receiving the most votes will be elected.

Abstentions, "withheld" votes and "broker non-votes" do not affect the election of directors and have the same effect as votes against any proposal voted upon by shareholders.

Cumulative Voting For Directors. In the voting for directors, you have the right to vote cumulatively for candidates nominated prior to the voting. In voting cumulatively, you may (a) give one candidate the number of votes equal to three times the number of shares of Common Stock you are entitled to vote, or (b) distribute your votes among the three candidates as desired.

Voting Of Proxy. Three Goodyear directors, Messrs. Breen, Keegan and Minter, have been designated as proxies to vote (or withhold from voting) shares of Common Stock in accordance with your instructions. You may give your instructions using the accompanying proxy card, via the Internet or by telephone.

Your shares will be voted for the three nominees identified at page 3, unless your instructions are to withhold your vote from any one or more of the nominees. The proxies may cumulatively vote your shares if they consider it appropriate, except to the extent you expressly withhold authority to cumulate votes as to a nominee.

Your Board of Directors anticipates that all of the nominees named will be available for election. In the event an unexpected vacancy occurs, your proxy may be voted for the election of a new nominee designated by the Board of Directors.

Your shares will be voted in favor of the proposals by the Board of Directors to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants for Goodyear for 2002 and to approve the adoption of the 2002 Performance Plan, and against the two shareholder proposals, unless your instructions are otherwise or you expressly abstain from voting.

Confidentiality. Your vote will be confidential except (a) as may be required by law, (b) as may be necessary for Goodyear to assert or defend claims, (c) in the case of a contested election of director(s), or (d) at your express request. The inspectors of election and persons processing and tabulating your vote will be representatives of EquiServe Trust Company, N.A.

Revocability Of Proxy. You may revoke or revise your proxy (whether given by mail, via the Internet or by telephone) by the delivery of a later proxy or by giving notice to Goodyear in writing or in open meeting. Your revocation or revision of your proxy will not affect any vote previously taken.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

In accordance with the Ohio General Corporation Law and Goodyear's Articles of Incorporation and Code of Regulations, Goodyear is managed under the direction of the Board of Directors by the chief executive officer and other officers to whom authority has been delegated by the Board.

The Board of Directors, among other things:

- selects and evaluates management.

- considers and acts on other fundamental corporate matters, including:

    – the declaration of dividends,

    – the issuance of capital stock, and

    – the authorization of significant business transactions.

- reviews Goodyear's operating results and financial statements.

- approves capital expenditures.

- works with senior management in planning Goodyear's business strategy and establishing its long term and short term business objectives.

The Board of Directors meets on a regularly scheduled basis at least six times during the year. The average attendance of all directors at the seven Board meetings held during 2001 was 96%. The average attendance of all directors at all meetings of the Board and its standing committees held during 2001 was 97%. During 2001, each director attended at least 75% of all meetings of the Board and the standing committees of the Board on which he or she served.

Two of the three nominees, and seven of the eight continuing directors, are neither present nor past officers or employees of Goodyear or any of its subsidiaries.

The Board of Directors has four standing committees.

Audit Committee. Established in 1967, the Audit Committee is comprised of five directors who are independent, as required by the Audit Committee charter and the listing standards of the New York Stock Exchange. The Audit Committee held three formal meetings during 2001. The current members are J. G. Breen, W. E. Butler, T. H. Cruikshank (Chairman), W. J. Hudson, Jr. and P. A. Laskawy.

The Audit Committee, among other things, regularly:

- reviews the activities of Goodyear's internal auditors and independent accountants.

- evaluates Goodyear's organization and its internal controls, policies, procedures and practices to determine whether they are reasonably designed to:

    – provide for the safekeeping of Goodyear's assets; and

    – assure the accuracy and adequacy of Goodyear's records and financial statements.

- reviews Goodyear's financial statements and reports.

- monitors compliance with Goodyear's internal controls, policies, procedures and practices.

- receives direct compliance reports from Goodyear's internal auditors and General Counsel and from the independent accountants.

- undertakes such other activities as the Board of Directors from time to time may delegate to it.

The Audit Committee annually:

- considers the qualifications of the independent accountants of Goodyear and makes recommendations to the Board as to their selection.

- reviews and approves audit fees and fees for non-audit services rendered or to be rendered by the independent accountants.

- reviews the audit plan and the services rendered or to be rendered by the independent accountants for each year and the results of their audit for the previous year.

See, "Report of the Audit Committee" at page 26.

Compensation Committee. Established in 1979, the Compensation Committee is comprised of six directors who are not present or past employees of Goodyear or any of its subsidiaries. The Compensation Committee held six formal meetings during 2001. The current members are J. G. Breen (Chairman), W. J. Hudson, Jr., S. A. Minter, A. Pytte, M. D. Walker and J. M. Zimmerman.

The Compensation Committee, after consulting with the chief executive officer, establishes, authorizes and administers Goodyear's compensation policies, practices and plans for Goodyear's directors, executive officers and other key personnel. The Compensation Committee also advises the Board of Directors regarding directors' and officers' compensation and management development and succession plans and undertakes such other activities as may be delegated to it from time to time by the Board of Directors.

The Compensation Committee administers Goodyear's 1997 Performance Incentive Plan,

Performance Recognition Plan, and certain other benefit plans sponsored by Goodyear.

Nominating And Board Governance Committee. The Nominating and Board Governance Committee was established in 1998, replacing the Nominating Committee established in 1978. The Nominating and Board Governance Committee is comprised of six directors who are not present or past employees of Goodyear or any of its subsidiaries and, as required by the Committee charter, are independent, applying substantially the same standards of independence that are used for Audit Committee membership. The committee held four formal meetings during 2001. The current members are E. T. Fogarty, W. J. Hudson, Jr., S. A. Minter, A. Pytte, M. D. Walker (Chairman) and J. M. Zimmerman.

The principal function of the Nominating and Board Governance Committee is to identify, evaluate and recommend to the Board of Directors candidates for election to the Board of Directors. The Committee also recommends policies and standards for evaluating the overall effectiveness of the Board of Directors in the governance of Goodyear and undertakes such other activities as may be delegated to it from time to time by the Board of Directors.

Any shareholder desiring to submit a proposed candidate for consideration by the Nominating and Board Governance Committee should send the name of such proposed candidate, together with such biographical data and background information concerning the candidate as the shareholder may desire, to: The Office of the Secretary, The Goodyear Tire & Rubber Company, 1144 East Market Street, Akron, Ohio 44316-0001.

Committee On Corporate Responsibility. The Committee on Corporate Responsibility was established in 1976 and is comprised of seven directors who are not present or past officers or employees of Goodyear or any of its subsidiaries. The Committee held two formal meetings during 2001. The current members are W. E. Butler, T. H. Cruikshank, E. T. Fogarty, P. A. Laskawy, S. A. Minter (Chairman), A. Pytte, and M. D. Walker.

The Committee on Corporate Responsibility:

- reviews at least annually Goodyear's legal compliance programs.

- reviews periodically Goodyear's policies and practices relating to the manner in which Goodyear and its subsidiaries conduct business.

- reviews Goodyear's policies and practices regarding its relationships with shareholders, employees, customers, governmental agencies and the general public.

- develops and recommends to the Board of Directors new policies relating to such matters.

- undertakes such other activities as the Board of Directors may from time to time delegate to it.

ELECTION OF DIRECTORS
(Item 1 on your Proxy)

The Board of Directors is classified into three classes of directors. At each annual meeting of shareholders, directors of one class are elected, on a rotating basis, to three year terms, to serve as the successors to the directors of the same class whose terms expire at that annual meeting. Classes I and II are each currently comprised of four directors and Class III is currently comprised of five directors. Upon the retirement of William E. Butler and Thomas H. Cruikshank immediately prior to the Annual Meeting, and pursuant to action previously taken by the Board of Directors, the Board of Directors will be comprised of eleven directors. Effective at the Annual Meeting, Class I will be comprised of three directors and Classes II and III will each be comprised of four directors. The current terms of the Class I Directors will expire at the Annual Meeting. The current terms of the Class III and Class II Directors will expire at the 2003 and 2004 annual meetings, respectively.

At the Annual Meeting, three persons are to be elected to serve as Class I Directors, each to a three year term. The Board of Directors has selected the following nominees recommended by the Nominating and Board Governance Committee for election to the Board of Directors, each to hold office for a three year term expiring at the 2005 annual meeting and until his successor has been duly elected and qualified:

> Samir G. Gibara
> William J. Hudson, Jr.
> Martin D. Walker

Information concerning the three nominees is set forth on the following page.

NOMINEES FOR DIRECTOR — CLASS I, Three Year Terms Expiring in 2005

SAMIR G. GIBARA

Chairman of the Board and Chief Executive Officer of Goodyear

Mr. Gibara joined Goodyear in 1966, serving in various managerial posts prior to being elected President and Chief Operating Officer, and as a director, effective April 15, 1995. Mr Gibara was elected President and Chief Executive Officer effective January 1, 1996 and Chairman of the Board, Chief Executive Officer and President effective July 1, 1996. Since October 3, 2000, Mr. Gibara has served as Goodyear's Chairman of the Board and Chief Executive Officer. Mr. Gibara is also a director of International Paper Company.

Age: 62

Director since: April 15, 1995

WILLIAM J. HUDSON, JR.

Retired. Formerly President and Chief Executive Officer and a Director of AMP,Incorporated, a global manufacturer of electrical and electronic components and assemblies.

Mr. Hudson was the President and Chief Executive Officer of AMP, Incorporated from January 1, 1993 to August 10, 1998. Mr. Hudson served as the Vice Chairman of AMP, Incorporated from August 10, 1998 to April 30, 1999. Mr. Hudson is a director of Carpenter Technology Company and Keithley Instruments Company, a member of the Executive Committee of the United States Council for International Business, and a director of the Pinnacle Health Foundation.

Member of Audit, Compensation, and Nominating and Board Governance Committees.

Age: 67

Director since: November 7, 1995

MARTIN D. WALKER

Retired. Formerly Chairman of the Board and Chief Executive Officer of M. A. Hanna Company, an international processor and distributor of polymers to the plastics and rubber industries.

Mr. Walker was Chairman of the Board and Chief Executive Officer of M. A. Hanna Company from September 1, 1986 through December 31, 1996, when he retired as Chief Executive Officer. He retired as Chairman of the Board of M. A. Hanna Company on June 30, 1997. On October 7, 1998, Mr. Walker was again elected Chairman of the Board and Chief Executive officer of M. A. Hanna Company, serving until June 13, 1999 when he retired as Chief Executive Officer. He again retired as Chairman of the Board on December 31, 1999. Mr. Walker is a principal in MORWAL Investments and a director of ArvinMeritor Inc., Comerica, Inc., Lexmark International, The Timken Company and Textron, Inc.

Chairman of Nominating and Board Governance Committee and member of Compensation and Corporate Responsibility Committees.

Age: 69

Director since: February 4, 1997

The following two pages contain information concerning the eight continuing directors.

CONTINUING DIRECTORS — CLASS III, Terms Expiring in 2003

STEVEN A. MINTER

President and Executive Director of The Cleveland Foundation, a community trust devoted to health, education, social services and civic and cultural affairs.

Mr. Minter has been the President and Executive Director of The Cleveland Foundation, Cleveland, Ohio, since January 1, 1984.
Mr. Minter is a director of Dominion Resources, Inc. and KeyCorp and a trustee of The College of Wooster.

Chairman of Corporate Responsibility Committee and member of Compensation and Nominating and Board Governance Committees.

Age: 63

Director since: February 12, 1985

AGNAR PYTTE

Retired. Formerly President and Chief Executive Officer of Case Western Reserve University.

Dr. Pytte was the President and Chief Executive Officer of Case Western Reserve University from July 1, 1987 to June 30, 1999, when he retired. He is President Emeritus of Case Western Reserve University and an Adjunct Professor of Physics at Dartmouth College.
Dr. Pytte is a director of A. O. Smith Corporation, the Sherman Fairchild Foundation Inc. and the Accreditation Council for Graduate Medical Education.

Member of Compensation, Corporate Responsibility, and Nominating and Board Governance Committees.

Age: 69

Director since: January 5, 1988

KATHRYN D. WRISTON

Director or Trustee of various organizations.

Mrs. Wriston is a director of The Stanley Works, Vice President and a trustee of the Practicing Law Institute and a trustee of Northwestern Mutual Life Insurance Company and The John A. Hartford Foundation.

Age: 62

Director since: February 5, 2002

JAMES M. ZIMMERMAN

Chairman of the Board and Chief Executive Officer of Federated Department Stores Inc., a national retailer.

Mr. Zimmerman has served as the Chairman of the Board and Chief Executive Officer of Federated Department Stores, Inc. since May 1997 and was its President and Chief Operating Officer from May 1988 to May 1997. He has been an employee of Federated since 1965.
Mr. Zimmerman is also a director of Chubb Corporation, H. J. Heinz Company and Convergys Corporation.

Member of Compensation and Nominating and Board Governance Committees.

Age: 58

Director since: June 5, 2001

CONTINUING DIRECTORS — CLASS II, Terms Expiring in 2004

JOHN G. BREEN

Retired. Formerly Chairman of the Board of The Sherwin-Williams Company, a manufacturer of paints, coatings and related products.

Mr. Breen was the Chairman of the Board and Chief Executive Officer of The Sherwin-Williams Company from January 15, 1979 to October 25, 1999, when he retired as Chief Executive Officer. He served as Chairman of the Board of The Sherwin-Williams Company until April 26, 2000, when he retired. He is a director of The Sherwin Williams Company, Mead Westvaco Corporation, National City Corporation, Parker-Hannifin Corporation and The Stanley Works.

Chairman of Compensation Committee and member of Audit Committee.

Age: 67

Director since: January 7, 1992

EDWARD T. FOGARTY

Retired. Formerly Chairman of the Board, President and Chief Executive Officer of Tambrands, Inc., a consumer products company.

Mr. Fogarty was Chairman of the Board, President and Chief Executive Officer of Tambrands, Inc. from 1996 to 1997, when he retired. He was President and Chief Executive Officer of Tambrands, Inc from 1994 to 1996. Mr. Fogarty is a director of Avon Products, Inc. and UST, Inc.

Member of Nominating and Board Governance and Corporate Responsibility Committees.

Age: 65

Director since: June 6, 2000

ROBERT J. KEEGAN

President and Chief Operating Officer of Goodyear

Mr. Keegan joined Goodyear on October 1, 2000, and he was elected President and Chief Operating Officer and a Director of Goodyear on October 3, 2000. Prior to joining Goodyear, Mr. Keegan was an Executive Vice President of Eastman Kodak Company. He held various marketing, financial and managerial posts at Eastman Kodak Company from 1972 through September 2000, except for a two year period beginning in 1995 when he was an Executive Vice President of Avery Dennison Corporation.

Age: 54

Director since: October 3, 2000

PHILIP A. LASKAWY

Retired. Formerly Chairman and Chief Executive Officer of Ernst & Young, a public accounting and auditing firm.

Mr. Laskawy was elected Chairman of the Board and Chief Executive Officer of Ernst & Young in 1994 and Chairman of Ernst & Young International in 1997, serving in these capacities until he retired on June 30, 2001. Mr. Laskawy is a director of The Progressive Corporation and The Philharmonic Society of New York, Inc. and a trustee of Education Broadcasting Corporation.

Member of Audit and Corporate Responsibility Committees.

Age: 61

Director since: August 7, 2001

RETIRING DIRECTORS

Mr. William E. Butler, after seven years of distinguished service as a director, and Mr. Thomas H. Cruikshank, after more than 15 years of distinguished service as a director, will retire immediately prior to the Annual Meeting.

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS
(Item 2 on your Proxy)

PricewaterhouseCoopers LLP ("PwC") served as Goodyear's independent accountants for the year ended December 31, 2001. In addition to rendering audit services during 2001, PwC performed various information technology and other non-audit services for Goodyear and its subsidiaries.

The fees and expenses for services rendered to Goodyear by PwC during 2001 were:

Audit Fees and Expenses	$5,750,000
Financial Information Systems Design and	
Implementation Fees and Expenses	$3,100,000
All Other Fees and Expenses	$3,879,000

The Board of Directors, on the recommendation of the Audit Committee, has appointed PwC as independent accountants for Goodyear for the year ending December 31, 2002. In making its recommendation, the Audit Committee reviewed past audit results and the information systems design and implementation and other non-audit services performed during 2001 and proposed to be performed during 2002. In selecting PwC, the Audit Committee and the Board of Directors carefully considered their independence. The Audit Committee has determined that the performance of such non-audit services did not impair the independence of PwC.

PwC have confirmed to Goodyear that they are in compliance with all rules, standards and policies of the Independence Standards Board and the Securities and Exchange Commission governing auditor independence. See "Report of the Audit Committee" at page 26.

Representatives of PwC will attend the Annual Meeting. They will have the opportunity to make a statement, if they so desire, and have advised Goodyear that they will be available to respond to appropriate questions of shareholders.

The following resolution will be presented by your Board of Directors at the Annual Meeting:

> "Resolved, that the appointment of PricewaterhouseCoopers LLP as independent accountants for the Company for the year ending December 31, 2002 is hereby ratified."

In the event the appointment of PwC is not ratified by the shareholders, the adverse vote will be deemed to be an indication to the Board of Directors that it should consider selecting other independent accountants for 2003.

Your Board of Directors recommends that shareholders vote FOR ratification (Proxy Item 2).

PROPOSAL TO APPROVE THE ADOPTION OF THE 2002 PERFORMANCE PLAN
(Item 3 on your Proxy)

On February 5, 2002, the Board of Directors adopted, subject to shareholder approval, the 2002 Performance Plan of The Goodyear Tire & Rubber Company (the "Plan"). In general, the Plan empowers Goodyear to grant stock options and stock appreciation rights ("SARs"), and to make restricted stock grants, performance grants and other stock-based grants and awards, to executive officers and other employees of Goodyear and its subsidiaries.

The Plan is designed to advance the interests of Goodyear and its shareholders by strengthening its ability to attract, retain and reward highly qualified executive officers and other employees, to motivate them to achieve business objectives established to promote Goodyear's long term growth, profitability and success, and to encourage their ownership of Common Stock.

The Plan is also designed to enable Goodyear to provide certain forms of performance based compensation to senior executive officers that will meet the requirements for tax deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) of the Code provides that, subject to certain exceptions, Goodyear may not deduct compensation paid to any one of certain executive officers in excess of $1 million in any one year. Section 162(m) excludes performance based compensation meeting certain requirements from the $1 million limitation on tax deductibility. If the Plan is approved by shareholders, Goodyear expects that all stock options, stock appreciation rights and performance awards paid in accordance with the Plan, and certain grants of restricted stock and other stock-based grants made under the Plan, will be deductible as performance based compensation not subject to the $1 million limitation on deductibility.

The Plan, if adopted, will replace the 1997 Performance Incentive Plan (the "1997 Plan"), which expired on December 31, 2001, except with respect to grants and awards then outstanding. The Compensation Committee and your Board of

Directors believe it is in the best interests of Goodyear and its shareholders to adopt the Plan.

SUMMARY OF THE PLAN

The principal features of the Plan are summarized below. The summary does not contain all information that may be important to you. You should read the complete text of the Plan which is set forth at Appendix A to this Proxy Statement.

Plan Administration. The Plan will be administered by a committee (the "Committee") of not less than three members of the Board of Directors who qualify as "outside directors" within the meaning of Section 162(m) of the Code and as "non-employee directors" within the meaning of Rule 16(b)-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee will have the sole authority to, among other things:

- construe and interpret the Plan,

- make rules and regulations relating to the administration of the Plan,

- select participants, and

- establish the terms and conditions of grants and awards.

The Compensation Committee of the Board of Directors will act as the Committee under the Plan.

Eligibility. Any employee of Goodyear or any of its subsidiaries, including any officer of Goodyear, selected by the Committee is eligible to receive grants of stock options and stock appreciation rights under the Plan. Any officer of Goodyear and any other key employee of Goodyear or a subsidiary selected by the Committee is eligible to receive restricted stock, performance and other grants and awards under the Plan. The selection of participants and the nature and size of grants and awards will be wholly within the discretion of the Committee. It is anticipated that all officers of Goodyear will receive various grants under the Plan and that more than 1,000 other employees of Goodyear and its subsidiaries will participate in at least one feature of the Plan. A participant must be an employee of the Company or a subsidiary continuously from the date a grant is made through the date of payment or settlement thereof, unless otherwise provided by the Committee.

Shares Subject to The Plan. A total of 12 million shares of Common Stock may be issued under the Plan. In addition, any shares tendered to Goodyear by a participant as full or partial payment of the exercise price of any stock option granted under the Plan or in payment of any withholding tax incurred in connection with any award under the Plan shall be available for issuance under the Plan. Shares of Common Stock that were subject to grants or awards settled in cash or grants that expire unexercised or unfulfilled shall be available for issuance pursuant to a new grant or award.

Adjustments. The maximum number of shares available for issuance under the Plan is subject to appropriate adjustments to reflect certain events, such as a stock dividend, stock split, reorganization, recapitalization or business combination. Similar adjustments may also be made to:

- the maximum number of shares which may be subject to any type of grant or award or any outstanding grant or award, or awarded to any participant during any specified period.

- the per share exercise price of any outstanding stock option or stock appreciation right and the number or value of any units which are the subject of any other outstanding grant or award.

Term, Amendment and Termination. The Plan will remain in effect until April 15, 2005, unless sooner terminated by the Board of Directors. Termination will not affect grants and awards then outstanding. The Board of Directors may terminate or amend the Plan at any time without shareholder approval, unless such approval is necessary to comply with the Exchange Act, the Code or other applicable law. In any event, shareholder approval will be required to, among other things, amend the Plan to increase the maximum number of shares which may be issued pursuant to the Plan, reduce the minimum exercise price for stock options and stock appreciation rights, or change the Performance Measures (as defined below).

Stock Options. The Plan will permit the Committee to grant stock options to officers and selected employees of Goodyear and its subsidiaries. No participant may receive stock options to purchase more than 500,000 shares of Common Stock in any calendar year. No more than ten million shares of Common Stock may be issued pursuant to non-qualified stock options. No more than five million shares may be issued pursuant to incentive stock options. The per share exercise price for any stock option shall not be less than 100% of the fair market value of a share of Common Stock at the date of grant. Fair market value is defined as the average of the high and low sale prices of the Common Stock on the New York Stock Exchange Composite Transactions tape on the relevant date. The Plan permits the Committee to establish the term (up to ten years) and exercise periods for each stock option and to require a period (at least six months) after grant before the stock option may be exercised.

Incentive stock options, as defined in Code Section 422(b), may be granted under the Plan, each having a term of up to ten years from the date of grant. The amount of incentive stock options vesting in a particular year cannot exceed $100,000 per grantee, determined using the fair market value of the shares of Common Stock subject to such option or options on the date of grant.

The Plan also permits the automatic grant of a replacement stock option for that number of shares of Common Stock tendered to, or withheld by, Goodyear in connection with the exercise of a stock option, at an exercise price equal to the fair market value of the Common Stock on the date the original option is exercised.

The repricing of stock options and SARs at a lower exercise price, whether by cancellation or amendment of the original grant, is expressly prohibited by the Plan.

Stock Appreciation Rights. SARs may be granted under the Plan in respect of up to four million shares of Common Stock in tandem with, in relation to or independent of any other grant under the Plan. Not more than two million shares of Common Stock may be issued in settlement of SARs. The maximum number of shares of Common Stock in respect of which SARs may be granted to any participant during any calendar year is 100,000.

A SAR entitles the holder to receive an amount equal to all, or some portion (as determined by the Committee), of the excess of the fair market value of a share of Common Stock on the date of exercise over the fair market value of such share at the date of grant, multiplied by the number of shares as to which the holder is exercising the SAR. SARs may be paid in cash or in shares of Common Stock (at fair market value on the date of exercise), or a combination thereof, as determined by the Committee. The Committee may also determine that a SAR shall be automatically exercised on one or more specified dates.

Restricted Stock. The Plan authorizes the granting of restricted stock to officers and other key employees of Goodyear and its subsidiaries. The Committee selects the grantees and determines the terms and conditions of each grant. The maximum number of shares which may be issued as restricted stock is 500,000. The maximum number of shares of restricted stock which may be issued to any participant during any calendar year is 100,000. No participant may receive a grant or award of restricted stock having a fair market value at the date of grant greater than $8 million in any calendar year.

Restricted stock will be issued subject to a minimum restriction period of three years. During the restriction period, the recipient is not entitled to delivery of the shares, restrictions are placed on the transferability of the shares, and all or a portion of the shares will be forfeited if the recipient terminates employment for reasons other than as approved by the Committee. The Committee may also require that specified performance goals (as defined below) be attained during the restriction period. Upon expiration of the restriction period, the appropriate number of shares of Common Stock will be delivered to the grantee free of all restrictions. During the restriction period, the grantee shall be entitled to vote the shares and to receive dividends.

Performance Grants and Awards. Under the Plan, officers and key employees of Goodyear and its subsidiaries may be granted the contingent right, expressed in units (which may be equivalent to a share of Common Stock or other monetary value), to receive payments in shares of Common Stock, cash or any combination thereof ("performance grants") based upon performance over a specified period ("performance period"). At the time of grant, the Committee shall also establish one or more performance criteria (the "performance measure") applicable to the performance grant and targets that must be attained relative to the performance measure ("performance goals").

The performance measure may be based on any of the following criteria, alone or in combination, as the Committee deems appropriate: (i) cumulative net income per share; (ii) cumulative net income; (iii) return on sales; (iv) total shareholder return; (v) return on assets; (vi) economic value added; (vii) cash flow; (viii) return on equity; (ix) cumulative operating income (which shall equal consolidated sales minus cost of goods sold and selling, administrative and general expense during the performance period); (x) operating income before depreciation and amortization; and (xi) return on invested capital.

Cumulative net income and cumulative net income per share are determined based on net income for the applicable year or years as reported in the consolidated income statement(s) of Goodyear and its subsidiaries, adjusted to exclude (i) extraordinary items; (ii) gains or losses on the disposition of discontinued operations; (iii) the cumulative effect of changes in accounting principles; (iv) the writedown of any asset; and (v) charges for restructuring and rationalization programs.

Performance goals may include a minimum, maximum and target level of performance, with the amount of award based on the level attained. Performance measures may be expressed in terms of specific amounts or percentages or relative to a peer group. Performance goals and the performance measure(s) in respect of any grant shall not be changed when so provided in the grant agreement. The Committee may eliminate or decrease (but not increase) the amount of any award.

The maximum number of shares of Common Stock which may be issued pursuant to performance grants is 1.5 million. No participant may be granted performance grants for more than 200,000 shares of Common Stock in respect of any performance period or during any calendar year. The maximum amount any participant may receive pursuant to performance grants during any calendar year shall not exceed $10 million, determined, if applicable, using the fair market value of the Common Stock (multiplied by the aggregate number of units of the performance grant awarded) on the last day of the performance period or on the date of the payment thereof, whichever is higher.

It is anticipated that the Committee will make performance grants for three year performance periods using total shareholder return and return on invested capital as the performance measures.

Other Stock-Based Grants. The Plan permits other stock-based grants in shares of Common Stock, in Common Stock equivalents or in other stock-based units on such terms and conditions as the Committee determines. These grants may be made to officers and other key employees of Goodyear and its subsidiaries. The maximum number of shares of Common Stock which may be issued pursuant to other stock-based grants is 500,000. No participant shall receive more than 50,000 shares of Common Stock in settlement of stock-based grants during any calendar year. The maximum amount any participant may receive in stock-based awards during any calendar year shall not exceed $4 million.

Transferability. Awards under the Plan will not be transferable other than by will or the laws of descent and distribution; except that the Committee may permit the transfer of (i) specific non-qualified stock option and SAR grants by gift to the employee's spouse, children and grandchildren, or to a trust for the benefit of any one or more of them, or (ii) any grant or award pursuant to a qualified domestic relations order.

Deferrals. The Committee may defer the payment of any grant or award, or permit participants to defer their receipt of payment, for such period or periods and on such terms and conditions as the Committee may specify. Deferrals may be in the form of Common Stock equivalents, which earn dividend equivalents, or in cash, which may earn interest at a rate or rates specified by the Committee.

Change in Control. In the event of a change in control of Goodyear: (i) all stock options and SARs then outstanding under the Plan become fully exercisable; (ii) all terms and conditions of all restricted stock grants then outstanding are deemed satisfied; and (iii) all Performance Grants and other stock-based grants shall be deemed to have been fully earned.

A change in control occurs if: (i) any person becomes a beneficial owner of 15 percent or more of the Common Stock outstanding; (ii) Goodyear's shareholders approve a combination with another company under certain circumstances; (iii) Goodyear approves a plan of complete liquidation or an agreement to dispose of substantially all of its assets; or (iv) independent directors no longer constitute a majority of the Board of Directors.

The payment of awards in the event of a change in control may have the incidental effect of increasing the net cost of that change, and, theoretically, could discourage a change in control or render it more difficult.

Federal Income Tax Consequences. Based on the Code and existing regulations thereunder, the anticipated Federal income tax consequences of the several types of grants and awards under the Plan are as described below.

Grant of Stock Options and SARs. An optionee will not recognize any taxable income at the time a Stock Option or SAR is granted and Goodyear will not be entitled to a Federal income tax deduction at that time.

Exercise of Incentive Stock Options. No ordinary income will be recognized by the holder of an incentive stock option at the time of exercise. The excess of the fair market value of the shares of Common Stock at the time of exercise over the aggregate option exercise price will be an adjustment to alternative minimum taxable income for purposes of the Federal "alternative minimum tax" at the date of exercise. If the optionee holds the shares of Common Stock purchased for the greater of two years after the date the option was granted and one year after the acquisition of such shares, the difference between the aggregate option price and the amount realized upon disposition of the shares will constitute a long term capital gain or loss, as the case may be, and Goodyear will not be entitled to a Federal income tax deduction.

If the shares of Common Stock are disposed of in a sale, exchange or other "disqualifying disposition" within two years after the date of grant or within one year after the date of exercise, the optionee will realize taxable ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares of Common Stock purchased at the time of exercise over the aggregate option exercise price and (ii) the excess of the amount realized upon disposition of such shares over the option exercise price. Goodyear will be entitled to a Federal Income tax deduction equal to that amount.

Exercise of Non-Qualified Stock Options. Taxable ordinary income will be recognized by the holder of a non-qualified stock option at the time of exercise in an amount equal to the excess of the fair market value of the shares of Common Stock purchased at the time of such exercise over the aggregate option exercise price. Goodyear will be entitled to a Federal income tax deduction equal to that amount. The optionee will generally recognize a taxable capital gain or loss based upon the difference between the per share fair market value at the time of exercise and the per share selling price at the time of a subsequent sale of the shares. The capital gain or loss will be short term or long term depending on the period of time the shares are held by the optionee following exercise.

Exercise of Stock Appreciation Rights. Upon the exercise of a SAR, the holder will realize taxable ordinary income on the amount of cash received and/or the then current fair market value of the shares of Common Stock acquired. Goodyear will be entitled to a Federal income tax deduction equal to that amount. The holder's basis in any shares of Common Stock acquired will be equal to the amount of ordinary income upon which he or she was taxed. Upon any subsequent disposition, any gain or loss realized will be a capital gain or loss.

Restricted Stock. A participant receiving a grant of restricted stock will not recognize income, and Goodyear will not be allowed a deduction, when restricted shares of Common Stock are granted, unless the participant makes the election described below. While the restrictions are in effect, a participant will recognize compensation income equal to the amount of the dividends received and Goodyear will be allowed a deduction in a like amount.

When the restrictions on the shares of Common Stock are removed or lapse, the excess of fair market value of such shares on the date the restrictions are removed or lapse over the amount paid by the participant for the shares will be ordinary income to the participant. Goodyear will be entitled to a Federal income tax deduction equal to that amount. Upon disposition of the shares of Common Stock, the gain or loss recognized by the participant will be treated as a capital gain or loss. The capital gain or loss will be short term or long term depending upon the period of time the shares are held by the participant following the removal or lapse of the restrictions.

If a Section 83(b) election is filed by the participant with the Internal Revenue Service within 30 days after the date of grant, then the participant will recognize ordinary income and the holding period will commence as of the date of grant. The amount of ordinary income recognized by the participant will equal the excess of the fair market value of the shares as of the date of grant over the amount paid by the participant for the shares of Common Stock. Goodyear will be entitled to a deduction in a like amount. If such election is made and a participant thereafter forfeits the restricted shares of Common Stock, no refund or deduction will be allowed for the amount previously included in such participant's income.

Performance Grants. A participant receiving a performance grant will not recognize income, and Goodyear will not be allowed a deduction, at the time the grant is made. When a participant receives payment in cash or shares of Common Stock, the amount of cash and the fair market value of the shares of Common Stock received will be ordinary income to the participant. Goodyear will be entitled to a Federal income tax deduction equal to that amount.

Special Rules. To the extent an optionee pays all or part of the option exercise price of a non-qualified stock option by tendering shares of Common Stock, the tax consequences described above apply except that the number of shares of Common Stock received upon such exercise which is equal to the number of shares surrendered in payment of the option exercise price shall have the same basis and tax holding period as the shares of Common Stock surrendered. If the shares of Common Stock surrendered had previously been acquired upon the exercise of an incentive stock option, the surrender of such shares may be a disqualifying disposition of such shares. The additional shares of Common Stock received upon such exercise have a tax basis equal to the amount of ordinary income recognized on such exercise and a holding period which commences on the date of exercise. If an optionee exercises an incentive stock option by tendering shares previously acquired on the exercise of an incentive stock option, a disqualifying disposition may occur and the optionee may recognize income and be subject to other basis allocation and holding period requirements.

Withholding Taxes. No withholding taxes are payable in connection with the grant of any stock option or SAR or the exercise of an incentive stock option. However, withholding taxes must be paid at the time of exercise of any non-qualified stock option or SAR. Withholding taxes must also be paid in respect of any restricted stock when the restrictions thereon lapse. In respect of all other awards, withholding taxes must be paid whenever the participant recognizes income for tax purposes.

Section 162(m) Limit. Goodyear believes that compensation paid under the Plan from time to time to certain executive officers attributable to stock options, stock appreciation rights and performance grants, and certain forms of restricted stock grants and stock-based grants, will be treated as qualified performance based compensation and will be deductible by Goodyear and not subject to the $1 million deduction limitation of Section 162(m) of the Code.

Other Information. No benefits or amounts have been granted, awarded or received under the Plan, nor are any such benefits or amounts now determinable.

The following table sets forth the grants made to the individuals and groups identified below under Goodyear's 1997 Performance Incentive Plan during 2001 that it is assumed would have been made under the Plan if it had been adopted and in effect during 2001 and the 1997 Plan were not in effect.

	Stock Options (1)		Performance Units (2)	
	Shares Granted	Exercise Price	Dollar Value	No. of Units
S.G. Gibara	200,000	$22.05	$2,857,200	120,000
Chairman and Chief Executive Officer				
R. J. Keegan	90,000	$22.05	$1,285,740	54,000
President and Chief Operating Officer				
R. W. Tieken	40,000	$22.05	$ 535,725	22,500
Executive Vice President and Chief Financial Officer				
J. C. Polhemus	40,000	$22.05	$ 535,725	22,500
President — North American Tire				
C. T. Harvie	32,000	$22.05	$ 428,580	18,000
Senior Vice President, General Counsel and Secretary				
All executive officers as a group (23 persons)	645,400	$22.05	$8,939,465	375,450
All other employee participants as a group (867 persons)	2,438,190	$22.05	-0-	-0-

Notes:

(1) All options were granted on December 3, 2001.

(2) Performance Units were granted on December 3, 2001. Each Unit is equivalent to one share of Common Stock. The three year performance period ends December 31, 2004. The number of units indicated is the maximum possible payment. Payments will be made 50% in cash (subject to deferral Units) and 50% in shares of Common Stock. The dollar value is based on a per share price of the Common Stock of $23.81, the closing price on the New York Stock Exchange on December 31, 2001.

For additional information regarding the grants made under the 1997 Plan during 2001, you are referred to: (i) the Bonus column of the Summary Compensation Table on page 18 with respect to the payment of cash and shares of Common Stock pursuant to one-year performance grants for 2001; (ii) the Option/SAR Grants Table at page 20 with respect to stock options granted during 2001; and (iii) the Long Term Incentive Plan Awards Table at page 21 with respect to performance equity grants made during 2001.

The closing price of the Common Stock reported on the New York Stock Exchange Composite

Transactions tape on February 15, 2002 was $24.68 per share.

Set forth in the table below is certain information regarding the number of shares of Common Stock that were subject to outstanding stock options or other compensation plan grants and awards at December 31, 2001.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	17,742,608	$36.84	1,299,506(1)
Equity compensation plans not approved by shareholders (2) (3)	3,258,830	$17.75	486,130

Notes:

(1)   Under the Goodyear 1997 Plan, performance units have been awarded for up to 111,014 shares of Common Stock in respect of performance periods ending subsequent to December 31, 2001. Each unit is equivalent to one share of Common Stock. In addition, up to 1,188,492 shares of Common Stock may be issued in respect of the deferred payout of awards made under the 1989 Plan and the 1997 Plan. The number of units indicated assumes the maximum possible payout that may be earned, plus units that may be earned during the relevant deferral periods.

(2)   Goodyear's Stock Option Plan for Hourly Bargaining Unit Employees at Designated Locations provided for the issuance of up to 3.5 million shares of Common Stock upon the exercise of stock options granted to employees represented by the United Steel Workers of America at 16 Goodyear Plants. No eligible employee received an option to purchase more than 200 shares of Common Stock. Options were granted on December 4, 2000 and September 3, 2001 to 19,882 eligible employees. Each option has a term of ten years and is subject to certain vesting requirements. The options granted on December 4, 2000 have an exercise price of $17.68 per share. The options granted on September 3, 2001 have an exercise price of $25.03 per share. No additional options may be granted under this Plan, which expired September 30, 2001, except with respect to options then outstanding.

(3)   The Hourly and Salaried Employees Stock Option Plan provides for the issuance of up to 600,000 shares of Common Stock pursuant to stock options granted to selected non-union hourly and non-executive salaried employees of Goodyear and its subsidiaries. Each option must be granted at a per share exercise price equal to the fair market value of a share of Common Stock on the date of grant and shall have a term of ten years. Options in respect of 2,381 shares of Common Stock were granted on December 4, 2000, each having an exercise price of $17.68 per share. Each option granted has a ten year term and is subject to certain vesting requirements. The Plan expires on December 31, 2002, except with respect to options then outstanding.

If the Plan is not approved by shareholders, Goodyear will consider other alternatives available with respect to performance based compensation.

The following resolution will be presented by your Board of Directors at the Annual Meeting:

"RESOLVED, that the adoption of the 2002 Performance Plan of The Goodyear Tire & Rubber Company, the complete text of which is set forth at Appendix A to the Proxy Statement of the Company for the Annual Meeting of Shareholders on April 15, 2002, be, and the same hereby is, approved."

Your Board of Directors recommends that shareholders vote FOR approval of the Plan (Proxy Item 3).

SHAREHOLDER PROPOSALS

The two proposals set forth below have been submitted by shareholders. In the case of each shareholder proponent, Goodyear will furnish to any person, orally or in writing as requested, the name and address of, and the number of shares of Common Stock held by, the shareholder proponent promptly upon any written or oral request.

Shareholder Proposal No. 1
(Item 4 on your Proxy)

A shareholder has given notice that it intends to present the proposal set forth below for action at the Annual Meeting.

> "BE IT RESOLVED, that the stockholders of The Goodyear Tire & Rubber Company request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The following statement was submitted in support of the resolution:

> "We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

> In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

> We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually."

Statement of Board of Directors
Opposing Shareholder Proposal No. 1

Our current system of electing directors by classes was approved by the shareholders in 1987. As provided in Goodyear's Code of Regulations, approximately one-third of the directors are elected annually by the shareholders to serve three year terms.

The election of directors by classes assures that approximately two-thirds of your Board will have prior experience with and knowledge of Goodyear. This provides needed continuity and solid knowledge of our businesses and the industries in which we participate. Directors familiar with Goodyear are able to provide informed oversight of corporate policies and the perspective necessary for the orderly development of sound long term strategic planning. An abrupt change in the Board of Directors could impair Goodyear's progress in achieving its long term strategic goals.

It is important that Goodyear's employees, customers and suppliers, as well as others with whom we do business, are able to rely on the continuity of our corporate policies.

A classified board reduces our vulnerability to certain potentially abusive takeover tactics and encourages potential acquirers to enter into arm's length negotiations with experienced directors. The ability to resist abusive takeover tactics allows your Board of Directors to consider how best to preserve Goodyear's long term value to shareholders as well as its relationships with its customers, suppliers and employees around the globe. A classified board gives your Board of Directors the opportunity to review any takeover proposal, study appropriate alternatives and achieve the best results for all shareholders.

Your Board of Directors believes that directors elected to a classified board are no less accountable or responsive to shareholders than they would be if elected annually. The same standards of performance apply to all directors regardless of the term of service. Goodyear's Code of Regulations permits the removal of directors by shareholder vote. Accordingly, you have the opportunity as shareholders to express your views regarding your Board's performance and to influence its composition by voting at each annual election or for the removal of directors.

Your Board of Directors remains convinced that a classified board is in the best interest of Goodyear and its shareholders and should not be changed. Your Board of Directors recommends that shareholders vote AGAINST the adoption of Shareholder Proposal No. 1 (Proxy Item 4).

Shareholder Proposal No. 2
(Item 5 on your Proxy)

A shareholder has given notice that he intends to present the proposal set forth below for action at the Annual Meeting.

"Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable. This is a request to allow shareholders to vote on the company adopting or maintaining a poison pill."

The following statement was submitted in support of the proposal:

"Negative Effects of Poison Pills on Stock Value. A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits. Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

A study by Professor John Pound of Harvard's Corporate Research Project found higher corporate performance when there was no poison pill. Source: *Governance Matters: An Empirical Study of the Relationship Between Corporate Governance and Corporate Performance* (June 1991).

Institutional Investor Support for Shareholder Vote. Many institutional investors believe poison pills should be voted on by shareholders. At a minimum, many institutional investors believe that shareholders should have the right to vote on the need of such a powerful tool, which can entrench existing management.

A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe the right for a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could restrict the rights of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management accountability and adversely affecting shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies the unilateral imposition of a poison pill. At a minimum, we believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon.

Shareholder Vote Precedent Set by Other Companies. In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

With the objective to increase shareholder value, vote yes for: Shareholder Vote on Poison Pills — Yes on Proxy Item 5."

Statement Of Board Of Directors
Opposing Shareholder Proposal No. 2

Goodyear's Shareholder Rights Plan was adopted by your Board of Directors in June of 1996, replacing a similar plan adopted in 1986. The Plan will expire in 2006. Shareholder rights plans are referred to by some as "poison pills" because they make it difficult for individuals or entities to acquire control of public companies through the use of abusive takeover tactics that usually disadvantage all or some shareholders.

Your Board of Directors adopted Goodyear's Shareholder Rights Plan in accordance with the Ohio General Corporation Law for the benefit of all shareholders. The Plan is designed to ensure that your Board of Directors has the opportunity to fully evaluate any takeover offer and to obtain fair value and equal treatment for all shareholders. The Plan gives your Board of Directors maximum flexibility in negotiating with any prospective purchaser of control of Goodyear.

A 1994 study by two University of Rochester economists, using a database four times the size of the 1986 Securities and Exchange Commission study cited by the proponent, concluded that the shareholder rights plans studied had no meaningful affect on the prices of the stock of the adopting companies, improved the bargaining position of target firms and are reliably associated with higher premiums for selling shareholders. A 1997 J. P.

Morgan study found that ordinarily a higher premium was paid where a takeover target had a rights plan in place. A Georgeson & Co. study completed in November 1997 reported that premiums paid to target companies with rights plans averaged 8% more than those without rights plans. Moreover, Georgeson & Co. reported that the existence of a rights plan did not increase the likelihood that a friendly takeover offer would be withdrawn or that a hostile offer would be defeated.

Your Board of Directors believes the evidence clearly indicates that shareholder rights plans generally serve their principal objectives of protecting shareholders against abusive takeover tactics and increasing the bargaining power of boards of directors to obtain greater value for all shareholders.

The proponent agrees that any company should have "appropriate tools to ensure that all shareholders benefit from any proposal to acquire the company", but suggests no alternative that is more effective than a shareholder rights plan. In the absence of a better "tool," your Board of Directors believes Goodyear's Shareholder Rights Plan should remain in effect. More than 1,700 public companies have adopted shareholder rights plans, including more than half of the Standard & Poor's 500 companies, a clear indication that they are considered the single most effective tool available to directors in fulfilling their fiduciary duties in the context of a takeover attempt.

Your Board of Directors believes shareholder rights plans neither reduce management accountability nor adversely affect shareholder value. The appropriate time to consider redemption of Goodyear's Shareholder Rights Plan would be in the event it does not appear to benefit shareholders, whether in the context of a specific transaction or otherwise. In the absence of any indication of an adverse impact of Goodyear's Shareholder Rights Plan on shareholders, your Board of Directors strongly believes it should remain in effect because it benefits all shareholders.

Your Board of Directors recommends that shareholders vote AGAINST the adoption of Shareholder Proposal No. 2 (Proxy Item 5).

OTHER BUSINESS

Your Board of Directors does not intend to bring any other business before the Annual Meeting and is not aware of any other business intended to be presented by any other person.

After the conclusion of the matters described above, shareholders will have an opportunity to ask appropriate questions regarding Goodyear and its operations.

If any other matters properly come before the Annual Meeting, your proxy will be voted by Messrs. Breen, Keegan and Minter in such manner as they, in their discretion, deem appropriate.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The firms identified in the table below have reported that they beneficially owned at December 31, 2001 more than 5% of the outstanding shares of the Common Stock as follows:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding Beneficially Owned
Brandes Investment Partners, L.P. and related parties 11988 El Camino Real, Suite 500 San Diego, California 92130	23,103,394(1)	14.15%
AXA, The Mutuelles AXA (as a group), AXA Financial, Inc., Alliance Capital Management L.P. and related companies 1290 Avenue of the Americas New York, New York 10104	20,333,870(2)	12.45%

Notes:

(1) Shared dispositive power in respect of 23,103,394 shares and shared voting power in respect of 18,244,476 shares, as stated in a Schedule 13G dated February 14, 2002.

(2) Sole dispositive power in respect of all shares, sole voting power in respect of 11,679,719 shares and shared voting power in respect of 1,704,168 shares, as stated in a Schedule 13G dated February 11, 2002.

In addition, The Northern Trust Company, 50 South LaSalle Street, Chicago, Illinois 60675, has indicated that at the record date it held 20,963,444 shares, or approximately 12.8% of the outstanding shares, of Common Stock, including 14,429,885 shares, or approximately 8.8% of the outstanding shares, of Common Stock held as the trustee of two employee savings plans sponsored by Goodyear.

On the record date, each director and nominee, each person named in the Summary Compensation Table on page 18, and all directors and executive officers as a group, beneficially owned the number of shares of Common Stock set forth in the Beneficial Ownership of Management table below.

BENEFICIAL OWNERSHIP OF MANAGEMENT

Name	Beneficial Ownership at February 15, 2002 (1)			
	Shares of Common Stock Owned Directly (2)	Shares of Common Stock Held in Savings Plan (3)	Shares of Common Stock Subject to Exercisable Options (4)	Deferred Share Equivalent Units
John G. Breen	5,200(5)(6)	-0-	-0-	10,360(12)
William E. Butler	1,405	-0-	-0-	12,833(12)
Thomas H. Cruikshank	1,800(6)	-0-	-0-	9,403(12)
Edward T. Fogarty	1,000(7)	-0-	-0-	3,534(12)
Samir G. Gibara	23,877	2,118	418,900	26,803(13)
C. Thomas Harvie	7,327	1,335	80,750	6,137(13)
William J. Hudson, Jr	5,000	-0-	-0-	7,841(12)
Robert J. Keegan	65,181(8)	341	82,500	-0-
Philip A. Laskawy	2,000(9)	-0-	-0-	106(12)
Steven A. Minter	1,580(6)	-0-	-0-	4,439(12)
Agnar Pytte	1,200(6)	-0-	-0-	12,929(12)
John C. Polhemus	1,909	1,329	78,225	5,630(13)
Robert W. Tieken	2,909(10)	1,554	109,750	7,060(13)
Martin D. Walker	1,000	-0-	-0-	9,515(12)
Kathryn D. Wriston	5,000	-0-	-0-	-0-
James M. Zimmerman	2,635	-0-	-0-	245(12)
All directors, the Named Officers and all other executive officers as a group (34 persons)	179,429(11)	29,117	1,378,179	130,256

Notes:

(1)   The number of shares indicated as beneficially owned by each of the directors and named executive officers, and the 1,586,725 shares of Common Stock indicated as beneficially owned by all directors and officers as a group, and the percentage of Common Stock outstanding beneficially owned by each person and the group, has been determined in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934. In each case, beneficial ownership is less than one percent of all outstanding shares of Common Stock.

(2)   Unless otherwise indicated in a subsequent note, each person named and each member of the group has sole voting and investment power with respect to the shares of Common Stock shown.

(3)   Shares held in trust under Goodyear's Employee Savings Plan for Salaried Employees.

(4)   Shares which may be acquired upon the exercise of options which are exercisable prior to April 17, 2002 under Goodyear's 1997 Performance Incentive Plan (the "1997 Plan") and the 1989 Goodyear Performance and Equity Incentive Plan (the "1989 Plan"). Goodyear granted stock options to the named executive officers under the 1997 Plan which are not exercisable prior to April 17, 2002 as follows: Mr. Gibara, 475,000 shares; Mr. Keegan, 337,500 shares; Mr. Tieken, 93,250 shares; Mr. Polhemus, 83,875 shares; Mr. Harvie, 76,250 shares; and all other executive officers, 584,821 shares.

(5)   Includes 5,000 shares jointly owned by Mr. Breen and his spouse.

(6)   Includes 200 shares acquired pursuant to Goodyear's 1994 Restricted Stock Award Plan for Nonemployee Directors, which shares are subject to certain restrictions.

(7)   Shares owned jointly by Mr. Fogarty and his spouse.

(8)   Includes 50,000 shares acquired under the 1997 Plan and a Restricted Stock Purchase Agreement, which shares are subject to Goodyear's repurchase option and certain restrictions on transfer, and 13,000 shares owned by his spouse.

(9)   Shares owned by Mr. Laskawy's spouse, beneficial ownership disclaimed.

(10)   Includes 2,000 shares owned jointly by Mr. Tieken and his spouse.

(11)   Includes 152,926 shares owned of record and beneficially or owned beneficially through a nominee, and 26,503 shares held by or jointly with family members of certain directors and executive officers.

(12)   Deferred units, each equivalent to a hypothetical share of Common Stock, accrued to accounts of the director under Goodyear's Outside Directors' Equity Participation Plan, payable in cash following retirement from the Board of Directors. See "Directors' Compensation" at page 25.

(13)   Units, each equivalent to a hypothetical share of Common Stock, deferred pursuant to performance awards earned under the 1997 Plan and the 1989 Plan and receivable in cash, shares of Common Stock, or any combination thereof, at the election of the executive officer.


EXECUTIVE OFFICER COMPENSATION


SUMMARY OF COMPENSATION

The table below sets forth information regarding the compensation of the Chief Executive Officer of Goodyear and the persons who were, at December 31, 2001, the other four most highly compensated executive officers of Goodyear (the "Named Officers") for services in all capacities to Goodyear and its subsidiaries during 2001, 2000 and 1999.


SUMMARY OF COMPENSATION TABLE


					Long Term Compensation		
					Awards		Payouts
		Annual Compensation					
Name and Principal Position	Year	Salary (Dollars)	Bonus (Dollars) (1)	Other Annual Compensation (Dollars) (2)	Restricted Stock Award(s) (Dollars) (3)	Securities Underlying Options/ SARs (Number of Shares)	Long Term Incentive Plan Payouts (Dollars) (4)	All Other Compensation (Dollars) (5)
Samir G. Gibara	2001	$1,250,000	$930,675	$ 9,000	-0-	200,000	-0-	$35,476
Chairman of the Board and	2000	1,100,000	175,562	9,000	-0-	170,000	-0-	40,665
Chief Executive Officer	1999	1,066,667	159,990	9,000	-0-	250,000	$387,538	11,075
Robert J. Keegan	2001	826,667	566,724	81,686	-0-	90,000	-0-	5,100
President and	2000	200,000	432,000	4,500	$864,000	330,000	-0-	-0-
Chief Operating Officer (6)	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Robert W. Tieken	2001	460,000	283,635	-0-	-0-	40,000	-0-	15,404
Executive Vice President	2000	435,417	54,318	18,000	-0-	35,000	-0-	17,503
and Chief Financial Officer	1999	425,000	49,500	-0-	-0-	45,000	81,416	7,197
John C. Polhemus	2001	420,000	310,135	6,500	-0-	40,000	-0-	10,612
President,	2000	335,833	39,900	4,778	-0-	40,000	-0-	11,734
North American Tire(7)	1999	283,750	27,000	4,000	-0-	25,000	48,849	7,499
C.Thomas Harvie	2001	410,000	271,408	620	-0-	32,000	-0-	11,108
Senior Vice President,	2000	373,333	42,796	13,685	-0-	33,000	-0-	12,332
General Counsel and Secretary	1999	346,667	39,000	2,880	-0-	35,000	68,389	6,085

Notes to Summary Compensation Table:

(1)   Amounts awarded under the Performance Recognition Plan and, in respect of Messrs. Polhemus and Harvie in 2001, a special bonus paid in cash in 2001. In respect of 2001, the amounts indicated also include amounts awarded in cash and shares of Common Stock to each Named Officer pursuant to one year performance awards under the 1997 Plan. The amount awarded to Mr. Keegan in respect of 2000, and paid in February 2001, was pursuant to his employment agreement. The payment of all of the awards to Mr. Gibara in respect of 2001, 2000 and 1999, and a portion of the award to Mr. Harvie

in respect of 1999, was deferred pursuant to the Deferred Compensation Plan for Executives. Additional information regarding the amounts awarded to the Named Officers and other executive officers under the Performance Recognition Plan for 2001 is contained in the Compensation Committee Report On Executive Compensation beginning at page 27.

(2) Amounts shown represent the cost to Goodyear of tax and financial planning assistance provided to the Named Officers by third parties and moving expenses of $75,311 paid to Mr. Keegan in 2001.

(3) Mr. Keegan purchased 50,000 shares of Common Stock for a purchase price of $.01 per share on October 3, 2000. Through October 3, 2002, the shares are subject to transfer and other restrictions and to Goodyear's option to repurchase under specified circumstances at a price of $.01 per share. The dollar value reported ($864,000) represents the market value of the shares at the date of grant ($17.29 per share on October 3, 2000), less the purchase price. The restrictions and Goodyear's option in respect of all 50,000 shares of Common Stock will lapse if Mr. Keegan continues to be a Goodyear employee through October 3, 2002. If Mr. Keegan ceases to be an employee after October 1, 2001 due to his death or disability, he will be entitled to receive 2,083 of the shares of Common Stock for each full month of service. Mr. Keegan receives all dividends paid on the shares of Common Stock. The value of the 50,000 shares of Common Stock (net of the purchase price) was $1,190,000 at December 31, 2001, based on a closing price on the New York Stock Exchange of $23.81 per share on that date. No other shares of restricted stock were granted, awarded or issued by Goodyear to any Named Officer during 2001, 2000 or 1999.

(4) No payouts were earned in 2001 or 2000 pursuant to performance equity grants under the 1997 Plan for performance periods ended December 31, 2000 or 2001, except as reported at Note 1 above. The payouts for 1999 relate to amounts earned for the three year performance period ended December 31, 1999, payable 50% in shares of Common Stock and 50% in cash. The aggregate earnings per share of Common Stock during the performance period were $11.41, as adjusted, and each participant earned 59% of the units granted. The value of each unit was $27.59, the average of the high and the low sale prices of the Common Stock on December 31, 1999. Payment of the Common Stock portions of the Units earned was automatically deferred in the form of Common Stock equivalent units (which earn dividend equivalents) for at least five years and will be payable at the election of each participant in shares of Common Stock, cash, or any combination thereof. The cash portions of the units earned were paid (unless deferred as Common Stock equivalent units by the participant) in February 2000. All deferred amounts are included in the table.

(5) All Other Compensation consists of:

 (a) for 2001 (i) the value of deferred Common Stock equivalent units accrued as dividend equivalents during 2001 in respect of units awarded and deferred in February of 2000, 1999, 1998 and 1997, each equivalent unit valued at $23.81 (the per share closing price of the Common Stock on December 31, 2001) and (ii) $5,100 of matching contributions under Goodyear's Savings Plan;

 (b) for 2000 (i) the value of deferred Common Stock equivalent units accrued as dividend equivalents during 2000, each unit valued at $22.99 (the per share closing price of the Common Stock on December 29, 2000) and (ii) $5,100 of matching contributions under the Goodyear Savings Plan; and

 (c) for 1999 (i) the value of deferred Common Stock equivalent units accrued as dividend equivalents during 1999 to the accounts of the Named Officers in respect of units, each unit valued at $28.1875 (the per share closing price of the Common Stock on December 31, 1999) and (ii) $4,800 of matching contributions under the Goodyear Savings Plan.

(6) Mr. Keegan has served as President and Chief Operating Officer since October 3, 2000. Mr. Keegan became a Goodyear employee on October 1, 2000.

(7) Mr. Polhemus has served as President, North American Tire, since August 1, 2000. He served as President — Latin American Region from August 3, 1999 to July 31, 2000 and as Vice President for Latin America from November 1996 to August 1999.

OPTION/SAR GRANTS IN 2001

The table below shows all grants of stock options and SARs during 2001 to the Named Officers. Ordinarily, Stock Options and SARs are granted annually in December of each year.


OPTION/ SAR GRANTS TABLE

OPTION/SAR GRANTS IN 2001


| | **Individual Grants** | | | | **Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (Dollars)(3)(4)** | |
Name	Number of Securities Underlying Options/SARs Granted (Number of Shares)(1)	% of Total Options/ SARs Granted to Employees in 2001	Exercise or Base Price (Dollars per Share)(2)	Expiration Date	5%	10%
Samir G. Gibara	200,000	6.5%	$22.05	12-03-11	$2,774,000	$7,028,000
Robert J. Keegan	90,000	2.9	22.05	12-03-11	1,248,300	3,162,600
Robert W. Tieken	40,000	1.3	22.05	12-03-11	554,800	1,405,600
John C. Polhemus	40,000	1.3	22.05	12-03-11	554,800	1,405,600
C. Thomas Harvie	32,000	1.0	22.05	12-03-11	443,840	1,124,480

Notes To Option/SAR Grants Table:

(1)   On December 3, 2001, stock options in respect of an aggregate of 3,083,590 shares of Common Stock were granted to 890 persons, including the Named Officers. In the case of each Named Officer, incentive stock options were granted in respect of 4,000 shares. All other shares are the subject of non-qualified stock options. Each stock option will become exercisable in respect of 25% of the shares covered thereby on each of the first four anniversaries of the grant date. Each unexercised stock option terminates automatically if the optionee ceases to be an employee of Goodyear or one of its subsidiaries for any reason, except that (a) upon retirement or disability of the optionee more than six months after the grant date, the stock option will become immediately exercisable and remain exercisable until its expiration date, and (b) in the event of the death of the optionee more than six months after the grant thereof, each stock option will become exercisable and remain exercisable for up to three years after the date of death of the optionee. Each option also includes the right to the automatic grant of a new option (a "reinvestment option") for that number of shares tendered in the exercise of the original stock option. The reinvestment option will be granted on, and will have an exercise price equal to the fair market value of the Common Stock on, the date of the exercise of the original stock option and will be subject to the same terms and conditions as the original stock option except for the exercise price and the reinvestment option feature.

(2)   The exercise price of each stock option is equal to 100% of the per share fair market value of the Common Stock on the date granted. The option exercise price and/or withholding tax obligations may be paid by delivery of shares of Common Stock valued at the market value on the date of exercise.

(3)   The dollar amounts shown reflect calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the price of the Common Stock. No economic benefit to the optionees is possible without an increase in price of the Common Stock, which will benefit all shareholders commensurately.

(4)   In order to realize the potential values set forth in the 5% and 10% columns of the Table, the per share price of the Common Stock would be $35.92 and $57.19, respectively.

OPTION/SAR 2001 EXERCISES AND YEAR-END VALUES

The table below sets forth certain information regarding option and SAR exercises during 2001, and the value of options/SARs held at December 31, 2001, by the Named Officers.

OPTION/SAR EXERCISES AND YEAR-END VALUES TABLE

**AGGREGATED OPTION/SAR EXERCISES IN 2001 AND
DECEMBER 31, 2001 OPTION/SAR VALUES**

| | | | Number of Securities Underlying Unexercised Options/SARs at December 31,2001 (Number of Shares) | | Value of Unexercised In-the-Money Options/SARs at December 31,2001 (Dollars)(1) | |
Name	Shares Acquired on Exercise (Number of Shares)	Value Realized (Dollars)	Exercisable	Unexercisable	Exercisable	Unexercisable
Samir G.Gibara	-0-	-0-	418,900	475,000	$252,863	$1,133,575
Robert J.Keegan	-0-	-0-	82,500	337,500	470,100	1,568,700
Robert W.Tieken	-0-	-0-	109,750	93,250	53,638	231,313
John C.Polhemus	-0-	-0-	76,975	85,125	53,638	231,313
C. Thomas Harvie	-0-	-0-	79,500	77,500	44,235	189,025

Note to Option/SAR Exercises and Year-End Values Table:

(1)   Determined using $23.81 per share, the closing price of the Common Stock on December 31, 2001, as reported on the New York Stock Exchange Composite Transactions tape.

LONG TERM INCENTIVE AWARDS

The table below sets forth the long term incentive grants made in 2001 to the Named Officers, all of which were performance equity unit grants made under the 1997 Plan.

LONG TERM INCENTIVE PLAN AWARDS TABLE

LONG TERM INCENTIVE PLANS – AWARDS IN 2001

| | | | Estimated Future Payouts Under Non-Stock Price-Based Plans(2)(3) | | |
Name	Number of Shares, Units or Other Rights (expressed in Number of Shares of Common Stock) (1) (2)	Performance or Other Period Until Maturation or Payout(2)	Threshold (expressed in Number of Shares of Common Stock)(4)	Target (expressed in Number of Shares of Common Stock)(5)	Maximum (expressed in Number of Shares of Common Stock)(6)
Samir G.Gibara	80,000	1/1/02 to 12/31/04	24,000	80,000	120,000
Robert J.Keegan	36,000	1/1/02 to 12/31/04	10,800	36,000	54,000
Robert W.Tieken	15,000	1/1/02 to 12/31/04	4,500	15,000	22,500
John C.Polhemus	15,000	1/1/02 to 12/31/04	4,500	15,000	22,500
C. Thomas Harvie	12,000	1/1/02 to 12/31/04	3,600	12,000	18,000

Notes to Long Term Incentive Plan Awards Table:

(1)   On December 3, 2001, performance equity units (the "Units") were granted to the Named Officers and 18 other key executives. The grant relates to a three-year performance period ending December 31, 2004. The number of Units paid to each grantee at the end of the performance period will be

determined by the extent to which the performance goals are achieved. Payouts will be made 50% in cash and 50% in shares of Common Stock in February of 2005, except to the extent the grantee elects to defer payment of all or a part of the Units awarded or deferral is required by the Compensation Committee. Units deferred will be in the form of Common Stock equivalent Units, which will earn dividend equivalents, payable in shares of Common Stock, in a cash amount per Unit equal to the value of a share of Common Stock at the distribution date, or in any combination thereof at the election of the grantee. Generally, a grantee must be an employee at the end of the performance period to receive any payments. If a grantee dies, retires or becomes disabled prior to the end of the performance period, the grantee will receive a prorated portion of any Units earned based on the number of months during the performance period he or she was an employee.

(2)   The performance measure for 50% of each Unit is based on Goodyear's average annual return on invested capital during the performance period. The other 50% of each Unit will be paid based on Goodyear's total shareholder return relative to a peer group consisting of the firms (other than Goodyear) included in the S&P Auto Parts & Equipment Index.

(3)   Payouts ranging from 30% to 150% of the Units granted may be earned. The amount ultimately realized by a grantee will depend on Goodyear's average annual total shareholder return (with payouts ranging from 30% of the Units if the total shareholder return equals or exceeds the 30th percentile of the peer group to 75% of the Units if Goodyear's total shareholder return during the relevant performance period equals or exceeds the 75th percentile of the peer group) and return on invested capital (with payouts ranging from 35% if a 7.6% average annual return is achieved to 75% if a 15% average annual return is achieved) during the applicable performance period and the per share value of the Common Stock when the Units earned are ultimately paid.

(4)   Either Goodyear's total shareholder return must be in the 30th percentile of the peer companies or Goodyear's return on invested capital must be 7.6 or greater before any Units will be earned.

(5)   If Goodyear's return on invested capital is 10.6% and Goodyear's total shareholder return is in the 50th percentile of the peer companies, 100% of the Units will be earned. Other combinations of achievement in respect of the two performance criteria may also result in a payout of 100% of the Units.

(6)   If Goodyear's average annual return on invested capital is 13.6% or greater and its total shareholder return is at least in the 75th percentile of the peer companies, 150% of the Units will be earned.

OTHER COMPENSATION PLAN INFORMATION

Stock Options and SARs

At February 15, 2002, stock options (including, in the case of certain options, tandem SARs) in respect of 17,521,630 shares were outstanding under the 1997 and 1989 Plans having a weighted average exercise price of $43.53.

Performance Recognition Plan

Approximately 792 key employees, including all executive officers of Goodyear, will participate in the Performance Recognition Plan of Goodyear (the "Performance Plan") for plan year 2002. On December 3, 2001, the Committee selected the participants, established their respective target bonuses, and approved the performance criteria and goals. Awards in respect of plan year 2002 will be made in 2003 based on each participant's level of achievement of his or her goals, the Chairman of the Board's evaluation of the extent of the participant's contribution to Goodyear, and the Committee's determination of the amount available for payment to the relevant group of participants. Awards, if any, will be paid (except to the extent deferred by the Committee) in cash or, if the participant elects and the Committee agrees, may be converted into deferred Common Stock equivalent unit grants equal in amount at the date of deferral to 120% of the amount awarded, payable in Common Stock at the end of a three year deferral period. Target bonuses under the Performance Plan have been established for calendar year 2002 as follows: Mr. Gibara, $1,250,000; Mr. Keegan, $640,000; Mr. Tieken, $330,000; Mr. Polhemus, $320,000; Mr. Harvie, $270,000; and all participants (792 persons) as a group, $26,501,401.

Savings Plan

Goodyear sponsors the Employee Savings Plan for Salaried Employees (the "Savings Plan"). An eligible employee, including officers, may contribute 1% to 50% of his or her compensation to the Savings Plan, subject to an annual contribution ceiling ($11,000 in 2002). In accordance with recently adopted changes in applicable law, Savings Plan participants who are age 50 or older and contributing at the maximum plan limits or at the annual contribution ceiling will be entitled to make "catch-up" contributions annually up to a specified amount ($1,000 in 2002). Contributions to the Savings Plan are not included in the current taxable income of the employee pursuant to Section 401(k) of the Code. Employee contributions are invested, at the direction of the participant, in any one or more of the nine available funds and/or in mutual funds under a self directed account.

During 2002, Goodyear is matching at a 50% rate each dollar contributed by a participating employee up to a maximum of the lesser of (i) $10,200 and (ii) 6% of the participant's compensation during 2002. Goodyear contributions are invested by the Savings Plan trustee in shares of Common Stock. Participants who are age 52 or older may transfer all or any whole percentage of their employer match funds from the Goodyear Stock Fund to any one or more of the other investment alternatives.

Severance Plan

The Goodyear Employee Severance Plan (the "Severance Plan"), adopted on February 14, 1989, provides that, if an eligible employee's employment is involuntarily terminated (as defined in the Severance Plan) within two years following a change in control, the employee is entitled to severance pay, either in a lump sum or, at the employee's election, on a regular salary payroll interval basis. The amount of severance pay will equal the sum of (a) two weeks' pay for each full year of service with Goodyear and its subsidiaries and (b) one month's pay for each $12,000 of total annual compensation (which includes the employee's base salary rate in effect at the date of termination, plus all incentive compensation received during the twelve months prior to his or her separation). Severance pay may not exceed two times the employee's total annual compensation. In addition, medical benefits and basic life insurance coverage will be provided on the same basis as in effect prior to his or her separation for a period of weeks equal to the number of weeks of severance pay. Any full-time salaried employee of Goodyear or any of its domestic subsidiaries having at least one year of service and participating in the Pension Plan (defined below) is eligible for benefits under the Severance Plan. A change in control is deemed to occur upon the acquisition of 35% or more of the Common Stock by any "acquiring person" or any change in the composition of the Board of Directors of Goodyear with the effect that a majority of the directors are not "continuing directors."

If the Named Officers had been involuntarily terminated as of December 31, 2001 (assuming a change in control had occurred), the amount of severance pay due would have been: Mr. Gibara, $2,500,000; Mr. Keegan $1,680,000, Mr. Tieken, $930,000; Mr. Polhemus, $960,000; and Mr. Harvie, $910,000.

Deferred Compensation Plan

Goodyear's Deferred Compensation Plan for Executives provides that an eligible employee may elect to defer all or a portion of his or her Performance Plan award and/or annual salary by making a timely deferral election. Several deferral period options are available. Unless payment is authorized by the Compensation Committee, any cash compensation earned which, if paid as and when due, would not be deductible by Goodyear for Federal income tax purposes by reason of Section 162(m) of the Code shall automatically be deferred. All amounts deferred earn amounts equivalent to the returns on one or more of five reference investment funds, as selected by the participant.

RETIREMENT BENEFITS

Goodyear maintains a Salaried Pension Plan (the "Pension Plan"), a defined benefit plan qualified under the Code, in which many salaried employees, including all executive officers, participate. The Pension Plan permits any eligible employee to make monthly optional contributions up to a maximum 2002 contribution of $3,575.50. The Code limits the maximum amount of earnings that may be used in calculating benefits under the Pension Plan, which limit is $200,000 for 2002. The Pension Plan provides benefits to participants who have at least five years of service upon any termination of employment.

Goodyear also maintains a Supplementary Pension Plan (the "Supplementary Plan"), a non-qualified, unfunded plan which provides additional retirement benefits to certain officers and other key employees. The Supplementary Plan provides pension benefits to participants who have at least 30 years of service or have ten years of service and are age 55 or older.

Under the Pension Plan and the Supplementary Plan (the "Pension Plans"), benefits payable to a participant who retires between ages 55 and 65 are subject to a reduction for each full year of retirement before age 65. Participants may elect a lump sum payment of benefits under the Pension Plans, subject to the approval of the Pension Committee in respect of benefits under the Supplementary Plan.

The table below shows estimated annual benefits payable at selected earnings levels under the Pension Plans assuming retirement on July 1, 2002 at age 65 after selected periods of service.

The pension benefit amounts shown include the maximum benefits obtainable and assume payments are made on a five year certain and life annuity basis and are not subject to any deduction for social security or any other offsets. Pension benefits are based on the retiree's highest average annual earnings, consisting of salary and cash payments under the Performance Recognition Plan, for any five calendar years out of the ten years immediately preceding his or her retirement (assuming full participation in the contributory feature of the Pension Plan).

Earnings covered by the Pension Plans are substantially equivalent to the sum of the amounts set forth under the "Salary" and "Bonus" columns of the Summary Compensation Table on page 18. The years of credited service under the Pension Plans for the Named Officers are: Mr. Gibara, 35 years; Mr. Keegan, 30 years; Mr. Tieken, 7 years; Mr. Polhemus, 32 years; and Mr. Harvie, 6 years.

PENSION PLAN TABLE

Estimated annual benefits upon retirement at July 1,2002, for years of service indicated.

5 Year Average Annual Remuneration	10 Years	15 Years	25 Years	30 Years	35 Years	40 Years	45 Years
$ 250,000	$ 50,492	$ 69,185	$ 99,166	$ 111,038	$ 118,802	$ 125,421	$ 132,023
500,000	105,492	144,185	206,666	231,038	246,302	260,421	274,523
750,000	160,492	219,185	314,166	351,038	373,802	395,421	417,023
1,000,000	215,492	294,185	421,666	471,038	501,302	530,421	559,523
1,250,000	270,492	369,185	529,166	591,038	628,802	665,421	702,023
1,500,000	325,492	444,185	636,666	711,038	756,302	800,421	844,523
1,750,000	380,492	519,185	744,166	831,038	883,802	935,421	987,023
2,000,000	435,492	594,185	851,666	951,038	1,011,302	1,070,421	1,129,523
2,500,000	545,492	744,185	1,066,666	1,191,038	1,266,302	1,340,421	1,414,523

EMPLOYMENT AGREEMENT

Mr. Keegan and Goodyear entered into an agreement, dated September 11, 2000, which provides, among other things, for the employment of Mr. Keegan as President and Chief Operating Officer.

Under the agreement, Mr. Keegan receives an initial base salary of $800,000 per year, a bonus for 2000 of $432,000, and an annual bonus beginning in 2001 with an annual target payout of $640,000. Payouts may range from zero to 200% of that amount depending on the achievement of annual financial and other goals established by the Compensation Committee. In accordance with the agreement and determinations of the Compensation Committee, Mr. Keegan was also granted a stock option for 250,000 shares of Common Stock on October 3, 2000, at an $18.25 per share exercise price. The agreement also provides that Mr. Keegan receive annual stock option grants for 140,000 shares of Common Stock, subject to reduction if he is awarded performance unit grants. As contemplated by the Agreement, on December 4, 2000, he was awarded a stock option for 80,000 shares of Common Stock at an exercise price of $17.68 per share and on December 5, 2000 he was awarded performance unit grants for 12,000 units for the performance period ending December 31, 2001, for 24,000 units for the performance period ending December 31, 2002, and for 36,000 units for the performance period ending December 31, 2003. On December 3, 2001, he was granted stock options for 90,000 shares of Common Stock at an exercise price of $22.05 per share and granted 36,000 performance units for the three-year performance period ending on December 31, 2004.

In accordance with the agreement and under the 1997 Plan, Mr. Keegan entered into a Restricted Stock Purchase Agreement dated October 3, 2000, pursuant to which he purchased 50,000 shares of the Common Stock for $.01 per share, which shares may not be transferred by Mr. Keegan prior to October 3, 2002 and are subject to a repurchase option whereby Goodyear may repurchase all or a portion of such shares at $.01 per share through October 3, 2002 if Mr. Keegan ceases to be employed by Goodyear for any reason (other than his death or disability) prior to October 3, 2002. In the event of his death or disability at any time subsequent to October 2, 2001, Goodyear's purchase option shall terminate in respect of that number of shares equal to 2,083 multiplied by the number of months Mr. Keegan was employed by Goodyear.

If Mr. Keegan's employment is terminated by Goodyear for any reason other than cause prior to October 1, 2003 he will receive, and if he is not appointed Goodyear's chief executive officer by October 1, 2003 he may elect to receive, a severance payment equal to thirty-six months of his base salary plus target bonus at the time of his exit.

Mr. Keegan will also receive a total pension benefit equal to what he would have earned under the Pension Plans if his service with Goodyear were equal to the total of his service with Goodyear and Eastman Kodak Company. Mr. Keegan also received a $10,000 relocation allowance. He also receives the same non-salary benefits generally made available to Goodyear executive officers.

DIRECTORS' COMPENSATION

Goodyear directors who are not officers or employees of, or consultants to, Goodyear or any of its subsidiaries receive, as compensation for their services as a director, $8,750 per calendar quarter, plus $1,700 for each board and committee meeting attended. Travel and lodging expenses incurred in attending board and committee meetings are paid by Goodyear. A director who is also an officer or an employee of, or a consultant to, Goodyear or any of its subsidiaries does not receive additional compensation for his or her services as a director.

Directors who are not current or former employees of Goodyear or its subsidiaries participate in the Outside Directors' Equity Participation Plan (the "Directors' Equity Plan"). The Directors' Equity Plan is intended to further align the interests of directors with the interests of shareholders by making part of each director's compensation dependent on the value and appreciation over time of the Common Stock.

Under the Directors' Equity Plan, on the first business day of each calendar quarter each eligible director who has been a director for the entire preceding calendar quarter will have $2,500 accrued to his or her plan account. Amounts accrued are converted into units equivalent in value to shares of Common Stock at the fair market value of the Common Stock on the accrual date. The units will receive dividend equivalents at the same rate as the Common Stock, which dividends will also be converted into units in the same manner. The Directors' Equity Plan also permits each participant to annually elect to have 25%, 50%, 75% or 100% of his or her retainer and meeting fees deferred and converted into share equivalents on substantially the same basis.

A participating director is entitled to benefits under the Directors' Equity Plan after leaving the Board of Directors unless the Board of Directors elects to deny or reduce benefits. Benefits may not be denied or reduced if, prior to leaving the Board of Directors, the director either (i) attained the age of 70 with at least five years of Board service or (ii) attained the age of 65 with at least ten years of Board service. The units will be converted to a dollar value at the price of the Common Stock on the later of the first business day of the seventh month following the month during which the participant ceases to be a director and the fifth business day of the year next following the year during which the participant ceased to be a director. Such amount will be paid in ten annual installments or, at the discretion of the Compensation Committee, in a lump sum or in fewer than ten installments beginning on the tenth day following the aforesaid conversion from units to a dollar value. Amounts in Plan accounts will earn interest from the date converted to a dollar value until paid at a rate one percent higher than the prevailing yield on United States Treasury securities having a ten year maturity on the conversion date.

The units accrued to the accounts of the participating directors under the Directors' Equity Plan at February 15, 2002 are set forth in the "Deferred Share Equivalent Units" column of the Beneficial Ownership of Management table on page 17.

Goodyear also sponsors a Directors' Charitable Award Program funded by life insurance policies owned by Goodyear on the lives of pairs of directors. Goodyear donates $1 million per director to one or more qualifying charitable organizations recommended by the paired directors after both of the paired directors are deceased. Assuming current tax laws remain in effect, Goodyear will recover the cost of the program over time with the proceeds of the insurance policies purchased. Directors derive no financial benefit from the program.

OTHER MATTERS

During 2001, Goodyear and its subsidiaries in the ordinary course of their business and at competitive prices and terms made sales to or purchases from, or engaged in other transactions with, corporations of which certain Goodyear non-employee directors are executive officers and/or directors. Goodyear does not consider the transactions to be material to its business and believes such transactions were not material in relation to the business of such other corporations or the interests of the directors concerned.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors and officers to file reports of ownership and changes in ownership in Goodyear's equity securities with the Securities and Exchange Commission, the New York Stock Exchange and Goodyear. Based solely on a review of the copies of Forms 3, 4 and 5 received, and on written representations from certain directors and officers that no updating Section 16 (a) forms were required to be filed by them, Goodyear believes that no Goodyear director or officer filed a late report or failed to file a required report under Section 16(a) of the Exchange Act during or in respect of the year ended December 31, 2001; except that, as a result of administrative errors (1) Mr. J. M. Zimmerman, a director, filed in February 2002 a Form 4 for the month of July 2001 to report his July 2001 purchases of shares of Common Stock and amendments to his Forms 4 for the months of October and December of 2001 to reflect those purchases, (2) Mr. M. J. Roney, President, European Union Region, filed in February 2002 a Form 4 in respect of August 2001 reporting his August 2001 purchase of shares of Common Stock and an amendment to his Form 4 for December 2001 to reflect that purchase, and (3) Mr. W. J. Fish, a Senior Vice President prior to his resignation effective August 31, 2001, filed in February 2002 a Form 4 in respect of December 2001 reporting a sale of shares of Common Stock. To the knowledge of Goodyear, during 2001 no person was required to file reports under Section 16(a) of the Exchange Act as the owner of 10% or more of the Common Stock. Except as stated above, Goodyear is not aware of any failure by a director, executive officer or 10% beneficial owner to file a report required under Section 16(a) of the Exchange Act on a timely basis during or in respect of 2001.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors has reviewed and discussed the consolidated financial statements of Goodyear and its subsidiaries to be set forth in Goodyear's 2001 Annual Report to Shareholders and at Item 8 of its Annual Report on Form 10-K for the year ended December 31, 2001, with management and PricewaterhouseCoopers LLP, independent accountants for Goodyear.

The Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended, which include, among other items, matters relating to the conduct of an audit of Goodyear's financial statements.

The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 and has discussed with PricewaterhouseCoopers LLP their independence from Goodyear.

Based on the review and discussions with management and PricewaterhouseCoopers LLP referred to above, the Audit Committee has recommended to the Board of Directors that Goodyear publish the consolidated financial statements of Goodyear and subsidiaries for the year ended December 31, 2001 in Goodyear's Annual Report on Form 10-K for the year ended December 31, 2001 and in its 2001 Annual Report to Shareholders.

February 4, 2002

The Audit Committee

Thomas H. Cruikshank, Chairman

John G. Breen	William E. Butler
William J. Hudson, Jr.	Philip A. Laskawy

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Committee Policies and Practices

The Board of Directors of Goodyear (the "Board") has delegated to the Compensation Committee of the Board (the "Committee") primary responsibility for establishing and administering the compensation programs of Goodyear for its executive officers and other key personnel. In performing its duties, the Committee meets with the Chief Executive Officer to review compensation policy and specific levels of compensation paid to the executive officers and other key personnel, administers Goodyear's plans for its executive officers and certain other key personnel and reports and makes recommendations to the Board regarding executive compensation policies and programs.

The Committee annually reviews Goodyear's executive compensation practices to determine whether Goodyear's executive compensation practices (a) enable Goodyear to attract and retain qualified and experienced executive officers and other key personnel, (b) will motivate executive officers and other key personnel to attain appropriate short term and long term performance goals and to manage Goodyear for sustained long term growth, and (c) align the interests of executive officers and other key personnel with the interests of the shareholders.

Goodyear provides compensation in the form of: (1) competitive salaries; (2) annual cash bonuses based on performance measured against specific goals; and (3) intermediate and long term compensation in the form of Common Stock of Goodyear and cash pursuant to performance unit grants with multi-year performance periods and stock options granted at the fair market value of the Common Stock on the date of grant.

Other elements of compensation, such as retirement, health and life insurance benefits, are also considered by the Committee in its evaluation of the compensation package provided to executive officers.

Executive compensation programs are designed so that a substantial percentage of each executive officer's compensation is dependent upon corporate performance and appreciation in the value of Common Stock.

In addition, the Committee desires to encourage ownership of Common Stock by executive officers by providing forms of performance based incentive compensation that give executive officers the opportunity to acquire shares of Common Stock. In furtherance of this objective, the Chief Executive Officer reviews ownership levels among the executive officers and reports them to the Committee.

Section 162(m) of the Internal Revenue Code (the "Code") provides that compensation paid to a public company's chief executive officer and its four other highest paid executive officers in excess of $1 million is not deductible unless such compensation is paid only upon the achievement of objective performance goals where certain procedural requirements have been satisfied. Alternatively, such compensation may be deferred until the executive officer is no longer a covered person under Section 162(m) of the Code. Any compensation subject to the Section 162(m) limitations will be automatically deferred until the payment of such compensation would be deductible by Goodyear, except in those cases where the Committee determines that non-deductible payments would be consistent with Goodyear's compensation philosophy and in the best interests of Goodyear and its shareholders.

In order to provide intermediate and long term performance based incentive compensation on a basis that will permit Goodyear to comply with Section 162(m) of the Code with respect to stock options and other grants and awards, the Committee has approved and recommended to the Board the 2002 Performance Plan, which the Board adopted and is submitting to the shareholders for approval. The Committee believes the 2002 Performance Plan provides the appropriate means for granting various forms of performance based incentive compensation, including stock options, performance grants, restricted stock and other stock-based grants and awards, in compliance with Section 162(m) of the Code. In addition, the plan permits other forms of compensation that are appropriate to the needs of Goodyear and are consistent with the compensation polices and procedures of the Committee.

Compensation of Executive Officers

Salaries and Annual Bonus. The Committee met with the Chief Executive Officer to receive his recommendations regarding 2001 adjustments to the salary and annual bonus guidelines for each executive officer. The guidelines for each position were based primarily on market data from two generally available surveys, and one limited availability survey, of the salary and annual bonus practices of other companies. Each of the generally available surveys included compensation data compiled from at least 400, and in one case more than 500, companies. The Committee generally seeks to establish salary and annual performance bonus guidelines at levels that approximate the median (the 50th percentile) of such kinds of compensation paid by companies included in the surveys. The median survey compensation for each position was determined utilizing regression analysis based on revenues. In addition to the individual position data surveys, five other general surveys indicating past, present and projected salary and bonus structures and annual increases for executive positions were reviewed.

The Committee also considered the Chief Executive Officer's recommendations, which were based in substantial part on the aforesaid guidelines as well as on certain subjective factors, including his evaluation of the performance of each executive officer, Goodyear's recent performance and general economic and competitive conditions.

In 2001, salaries of the executive officers named in the Summary Compensation Table (the "Named Officers") were an average of .4% higher than the median indicated by the guidelines and 13.2% higher than in 2000. The aggregate salaries paid to all executive officers during 2001 were 11.8% higher than in 2000. Salaries in 2001 averaged approximately 64% of total annual cash compensation paid to the Named Officers and 67% of total annual cash compensation paid to all executive officers.

The Performance Recognition Plan for 2001 was approved by the Committee at its meeting on December 5, 2000. Pursuant to the Plan and based on the recommendations of the Chief Executive Officer, in December 2000, the Committee reviewed and adopted performance goals for plan year 2001 and established the target amount of the annual performance bonus for each executive officer. The goals for funding the 2001 payment pool were based 50% on Cash Flow targets and 50% on earnings before interest and taxes ("EBIT") targets for Goodyear and its business units. Funding of the payment pool could have ranged from zero to 200% of the target amounts depending on the Cash Flow and EBIT performance levels achieved. Target amounts were based on 100% of the payment pool, and payouts could be earned up to 200% of the portion of the target amount based on Cash Flow goals and 200% of the portion of the target amount based on EBIT goals.

Payments to the individual participants from the payment pool could have ranged from zero to an amount significantly higher than the target amount depending on their individual performance. The target annual incentive compensation levels for 2001 (assuming payout at 100% of the target amount) were established to represent approximately 41% of total 2001 annual cash (salary and bonus) compensation, which was substantially the same proportion as the median level established by the aforesaid surveys.

Goodyear fell short of the EBIT target, but significantly exceeded the Cash Flow target during a particularly difficult economic period.

Under the Plan, the payout pool earned was equal to 91% of the combined EBIT and Cash Flow target amount (165% of the Cash Flow target and 18% of the EBIT target). After careful consideration, the Committee decided to recognize the efforts of the global key management team, including the executive officers, to improve Goodyear's Cash Flow during 2001. Accordingly, the Committee determined that it would be appropriate to pay approximately 77% of the combined target amount; consisting of a payout of 153% of the Cash Flow target amount for the achievement of Cash Flow goals and no payout in respect of the EBIT target amount. The Named Officers, excluding Mr. Gibara, have been awarded payouts at an average of 74% of the combined EBIT and Cash Flow target amount.

The Performance Recognition Plan payments represented an average of approximately 36% of annual cash compensation of the Named Officers and 33% of the total 2001 annual cash compensation of all executive officers.

The Committee recognizes that 2001 earnings were far below acceptable levels and has determined that no merit increases will be awarded to executive officers until business operations improve.

In addition, one year performance unit grants were made as a part of incentive compensation for 2001, based 50% on Goodyear's total shareholder return during the year relative to a peer group and 50% on Goodyear's 2001 return on invested capital. Each Named Officer and other executive officers received a payout of 36.36% of the units granted, based solely on Goodyear's total shareholder return relative to the peer group. Payouts were made in February 2002, 50% in cash and 50% in shares of Common Stock.

Long Term Compensation. A significant portion of the total compensation package of each executive officer is contingent upon the performance of Goodyear. Long term performance based compensation is designed to represent approximately 60% to 65% of the total annual compensation of each executive officer if target payouts are achieved.

Long term compensation generally includes stock options and performance grants which measure performance over a three year period based on Goodyear's total shareholder return and return on invested capital. Performance grants are designed to comprise approximately 50% of target long term compensation.

Performance unit grants were granted under the 1997 Plan on December 5, 2000 for two and three year performance periods ending December 31, 2002 and 2003, respectively, and on December 3, 2001 for the three year performance period ending December 31, 2004. Each unit is equivalent in value to one share of Common Stock. The performance criteria for each performance period is based 50% on Goodyear's total shareholder return during the period relative to a peer group, namely the firms (other than Goodyear) comprising the S&P Auto Parts and Equipment Index, and 50% on Goodyear's average annual return on invested capital during the performance period.

No payouts were made in respect of the performance grants for the three year performance period ended

December 31, 2001. The Cumulative Net Income Per Share of Common Stock of $1.73 per share during the performance period required in order for any payout to be made was not achieved.

The Committee annually grants stock options to officers and other key employees of Goodyear. The Committee believes that annual grants of stock options provide additional long term incentives to improve future Company performance. All options are granted at a per share exercise price equal to the market value of the Common Stock on the date of grant.

The Committee is provided survey information regarding the option granting practices of other manufacturing companies of similar size in order to determine if Goodyear's grants are competitive. The Committee believes that ordinarily options should be granted once each year and that, under ordinary circumstances, each year each executive officer should be granted options in respect of shares having approximately the same dollar value, determined using the Black-Scholes methodology applied in respect of an independent 2000 survey of 39 companies (having median annual sales of approximately $20 billion), subject to variation to reflect changes in the responsibility or performance of the executive officer or changes in the performance or circumstances of Goodyear. The two previously mentioned, generally available compensation surveys were also used in establishing the value of stock options as long term incentive compensation.

Within the guideline ranges established using the surveys, the size of individual stock option grants were determined primarily on the basis of the responsibilities of each executive officer. Recent Company performance, prior grants and the prior performance of the executive officer were also considered in determining the size of the grant.

On December 3, 2001, stock options in respect of 3,083,590 shares of Common Stock were granted pursuant to the 1997 Plan at an exercise price of $22.05 per share (the fair market value of the Common Stock on that day) to 890 executive officers and key employees, which options expire on December 3, 2011.

Employment Agreement. The compensation of Mr. Keegan, who was elected President and Chief Operating Officer and a director on October 3, 2000, is governed by the terms of an agreement dated September 11, 2000, which was approved by the Committee and provides that, among other things, his initial annual base salary was $800,000 and his annual bonus for 2000 was $432,000. As contemplated by the agreement, on December 3, 2001, Mr. Keegan was granted a stock option for 90,000 shares and performance units in respect of an aggregate of 36,000 shares of Common Stock. Based on the recommendation of the Chairman of the Board and with the approval of the Committee, Mr. Keegan's annual base salary rate was increased in May of 2001 to $840,000 and his annual bonus target for 2001 was set at $640,000.

Compensation of the Chief Executive Officer

Mr. Gibara is the Chairman of the Board and Chief Executive Officer of Goodyear. The Committee reviewed Mr. Gibara's compensation in the same manner as described above for the other executive officers. In light of the overall performance of Goodyear, the Committee increased Mr. Gibara's monthly salary rate effective January 1, 2001.

Pursuant to the Performance Plan for 2001, the Committee established a target bonus of $1,250,000 for Mr. Gibara, the payout of which was subject to adjustment by the Committee from zero to up to $2,500,000 depending on the extent to which Mr. Gibara achieved the goals assigned to him. Mr. Gibara earned 94% of his target bonus. In light of the overall performance of Goodyear, Mr. Gibara requested that the Committee reduce his payment. Accordingly, the Committee reduced Mr. Gibara's payout to 60% of his target bonus. Mr. Gibara elected to defer his Performance Plan payout earned in respect of 2001 pursuant to Goodyear's Deferred Compensation Plan for Executives. As a result, the award was not subject to the deduction limitation of Section 162(m) of the Code.

Applying the same guidelines and performance measures and goals used in respect of other executive officers, Mr. Gibara was granted a performance unit grant for the three year performance period ending December 31, 2004 for 80,000 units. On December 5, 2000, performance unit grants were made to Mr. Gibara for two and three year performance periods ending December 31, 2002 and 2003 for 50,000 and 75,000 units, respectively. Each unit is equivalent in value to one share of Common Stock.

Mr. Gibara was granted stock options based on the same guidelines applied by the Committee in respect of the stock option grants to the other executive officers. On December 4, 2000, he was granted stock options in respect of 170,000 shares of Common Stock in respect of 2001. Mr. Gibara was granted a stock option in respect of 200,000 shares of Common Stock in respect of 2002 on December 3, 2001. All options provide for the automatic grant of reinvestment options.

February 5, 2002


The Compensation Committee

John G. Breen, Chairman


William J. Hudson, Jr.   Agnar Pytte

Steven A. Minter   Martin D. Walker

James M. Zimmerman

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder returns of Goodyear Common Stock, the Standard & Poor's 500 Composite Stock Index (the "S&P 500") and the Dow Jones Auto Parts Index (the "Dow Auto Parts") at each December 31 during the period beginning December 31, 1996 and ending December 31, 2001. The graph assumes the investment of $100 on December 31, 1996 in Goodyear Common Stock, in the S&P 500 and in the Dow Auto Parts. Total shareholder return was calculated on the basis that in each case all dividends were reinvested.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
Goodyear Common Stock, S&P 500 and Dow Auto Parts



December 31,	1996	1997	1998	1999	2000	2001
GOODYEAR COMMON STOCK	100.00	126.29	102.12	58.21	50.32	54.33
S&P 500	100.00	133.36	171.47	207.56	188.66	166.24
DOW AUTO PARTS	100.00	128.45	126.95	130.24	95.10	124.40

MISCELLANEOUS

SUBMISSION OF SHAREHOLDER PROPOSALS

If a shareholder desires to have a proposal included in the proxy materials of the Board of Directors for the 2003 annual meeting of shareholders, such proposal shall conform to the applicable proxy rules of the Securities and Exchange Commission concerning the submission and content of proposals and must be received by Goodyear prior to the close of business on October 28, 2002. In addition, if a shareholder intends to present a proposal at Goodyear's 2003 annual meeting without the inclusion of such proposal in Goodyear's proxy materials and written notice of such proposal is not received by Goodyear on or before January 10, 2003, proxies solicited by the Board of Directors for the 2003 annual meeting will confer discretionary authority to vote on such proposal if presented at the meeting. Shareholder proposals should be sent to the executive offices of Goodyear, 1144 East Market Street, Akron, Ohio 44316-0001, Attention: Office of the Secretary. Goodyear reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

SAVINGS PLAN SHARES

A separate "Confidential Voting Instructions" card is being sent to each employee or former employee participating in Goodyear's employee savings and certain similar plans. Shares of Common Stock held in the trusts for these plans will be voted by the trustee as instructed by the plan participants. Shares held in the trust for which voting instructions are not received will be voted by the trustee in the same proportion as it votes shares for which voting instructions were received from participants in the applicable plan.

INTERNET AND TELEPHONE VOTING

You may vote your shares using the Internet by accessing the following web site:

http://www.goodyear.com/us/investor

or by making a toll free telephone call within the United States of America or Canada using a touch-tone telephone to the following toll-free number:

1-877-779-8683

and, in each case, following the screen or voice instructions. You should have your proxy card available when you call or access the web site.

10-K REPORT

Interested shareholders may obtain a copy of Goodyear's Annual Report on Form 10-K for 2001 to the Securities and Exchange Commission, including all financial statements, schedules and exhibits, without charge by writing to:

Investor Relations
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

or by a telephone call to: 515-263-6408.

COSTS OF SOLICITATION

The costs of soliciting proxies will be borne by Goodyear. Goodyear has retained Georgeson Shareholder Communications Inc., 17 State Street, New York, New York 10004, to assist in distributing proxy materials and soliciting proxies for an estimated fee of $12,000, plus reimbursement of reasonable out-of-pocket expenses. Georgeson Shareholder Communications Inc. may solicit proxies from shareholders by mail, telephone, telex, telegram or personal call or visit. In addition, officers or other employees of Goodyear may, without additional compensation therefor, solicit proxies in person or by telephone or the Internet.

February 26, 2002

By Order of the Board of Directors

C. Thomas Harvie, Secretary

APPENDIX A

2002 PERFORMANCE PLAN

of

THE GOODYEAR TIRE & RUBBER COMPANY

1. PURPOSE.

The purposes of the 2002 Performance Plan of The Goodyear Tire & Rubber Company (the "Plan") are to advance the interests of the Company and its shareholders by strengthening the ability of the Company to attract, retain and reward highly qualified officers and other employees, to motivate officers and other selected employees to achieve business objectives established to promote the long term growth, profitability and success of the Company, and to encourage ownership of the Common Stock of the Company by participating officers and other selected employees. The Plan authorizes performance based stock and cash incentive compensation in the form of stock options, stock appreciation rights, restricted stock, performance grants and awards, and other stock-based grants and awards.

2. DEFINITIONS.

For the purposes of the Plan, the following terms shall have the following meanings:

(a) **"Adjusted Net Income"** means, with respect to any calendar or other fiscal year of the Company, the amount reported as "Net Income" in the audited Consolidated Income Statement of the Company and Subsidiaries for such year (as set forth in the Company's Annual Report to Shareholders for such year), adjusted to exclude any of the following items: (i) extraordinary items (as described in Accounting Principles Board Opinion No. 30); (ii) gains or losses on the disposition of discontinued operations; (iii) the cumulative effects of changes in accounting principles; (iv) the writedown of any asset; and (v) charges for restructuring and rationalization programs.

(b) **"Annual Net Income Per Share"** means, with respect to any calendar or other fiscal year of the Company in respect of which a determination thereof is being or to be made, the Adjusted Net Income for such year divided by the average number of shares of Common Stock outstanding during such year.

(c) **"Award"** means any payment or settlement in respect of a grant made pursuant to the Plan, whether in the form of shares of Common Stock or in cash, or in any combination thereof.

(d) **"Board of Directors"** means the Board of Directors of the Company.

(e) **"Code"** means the Internal Revenue Code of 1986, as amended and in effect from time to time, or any successor statute thereto, together with the published rulings, regulations and interpretations duly promulgated thereunder.

(f) **"Committee"** means the committee of the Board of Directors established and constituted as provided in Section 5 of the Plan.

(g) **"Common Stock"** means the common stock, without par value, of the Company, or any security issued by the Company in substitution or exchange therefor or in lieu thereof.

(h) **"Common Stock Equivalent"** means a Unit (or fraction thereof, if authorized by the Committee) substantially equivalent to a hypothetical share of Common Stock, credited to a Participant and having a value at any time equal to the Fair Market Value of a share of Common Stock (or such fraction thereof) at such time.

(i) **"Company"** means The Goodyear Tire & Rubber Company, an Ohio corporation, or any successor corporation.

(j) **"Covered Employee"** means any person who is a "covered employee" within the meaning of Section 162(m) of the Code.

(k) **"Cumulative Net Income"** means, in respect of any Performance Period, the aggregate cumulative amount of the Adjusted Net Income for the calendar or other fiscal years of the Company during such Performance Period.

(l) **"Cumulative Net Income Per Share"** means, in respect of any Performance Period, the aggregate cumulative amount of the Annual Net Income Per Share for the calendar or other fiscal years of the Company during such Performance Period.

(m) **"Dividend Equivalent"** means, in respect of a Common Stock Equivalent and with respect to each dividend payment date for the Common Stock, an amount equal to the cash dividend on one share of Common Stock payable on such dividend payment date.

(n) **"Employee"** means any individual, including any officer of the Company, who is on the active payroll of the Company or a Subsidiary at the relevant time.

(o) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended and in effect from time to time, including all rules and regulations promulgated thereunder.

(p) **"Fair Market Value"** means, in respect of any date on or as of which a determination thereof is being or to be made, the average of the high and low per share sale prices of the Common Stock reported on the New York Stock Exchange Composite Transactions tape on such date, or, if the Common Stock was not traded on such date, on the next preceding day on which sales of shares of the Common Stock were reported on the New York Stock Exchange Composite Transactions tape.

(q) **"Incentive Stock Option"** means any option to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan that is intended to be and is specifically designated as an "incentive stock option" within the meaning of Section 422(b) of the Code.

(r) **"Non-Qualified Stock Option"** means any option to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan that is not an Incentive Stock Option.

(s) **"Participant"** means any Employee of the Company or a Subsidiary who receives a grant or Award under the Plan.

(t) **"Performance Grant"** means a grant made pursuant to Section 9 of the Plan, the Award of which is contingent on the achievement of specific Performance Goals during a Performance Period, determined using a specific Performance Measure, all as specified in the grant agreement relating thereto.

(u) **"Performance Goals"** mean, with respect to any applicable grant made pursuant to the Plan, the one or more targets, goals or levels of attainment required to be achieved in terms of the specified Performance Measure during the specified Performance Period, all as set forth in the related grant agreement.

(v) **"Performance Measure"** means, with respect to any applicable grant made pursuant to the Plan, one or more of the criteria identified at Section 9(c) of the Plan selected by the Committee for the purpose of establishing, and measuring attainment of, Performance Goals for a Performance Period in respect of such grant, as provided in the related grant agreement.

(w) **"Performance Period"** means, with respect to any applicable grant made pursuant to the Plan, the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select during which the attainment of one or more Performance Goals will be measured to determine whether, and the extent to which, a Participant is entitled to receive payment of an Award pursuant to such grant.

(x) **"Plan"** means this 2002 Performance Plan of the Company, as set forth herein and as hereafter amended from time to time in accordance with the terms hereof.

(y) **"Restricted Stock"** means shares of Common Stock issued pursuant to a Restricted Stock Grant under Section 8 of the Plan so long as such shares remain subject to the restrictions and conditions specified in the grant agreement pursuant to which such Restricted Stock Grant is made.

(z) **"Restricted Stock Grant"** means a grant made pursuant to the provisions of Section 8 of the Plan.

(aa) **"Stock Appreciation Right"** means a grant in the form of a right to benefit from the appreciation of the Common Stock made pursuant to Section 7 of the Plan.

(bb) **"Stock Option"** means and includes any Non-Qualified Stock Option and any Incentive Stock Option granted pursuant to Section 6 of the Plan.

(cc) **"Subsidiary"** means any corporation or entity in which the Company directly or indirectly owns or controls 50% or more of the equity securities issued by such corporation or entity having the power to vote for the election of directors.

(dd) **"Unit"** means a bookkeeping entry used by the Company to record and account for the grant, settlement or, if applicable, deferral of an Award until such time as such Award is paid, canceled, forfeited or terminated, as the case may be, which, except as otherwise specified by the Committee, shall be equal to one Common Stock Equivalent.

3. EFFECTIVE DATE; TERM.

(a) **Effective Date.** The Plan shall be effective on April 15, 2002, upon approval by the shareholders of the Company at the 2002 annual meeting of shareholders or any adjournments thereof.

(b) **Term.** The Plan shall remain in effect until April 15, 2005, unless sooner terminated by the Board of Directors. Termination of the Plan shall not affect grants and Awards then outstanding.

4. SHARES OF COMMON STOCK SUBJECT TO PLAN.

(a) **Maximum Number of Shares Available for Issuance Under the Plan.** The maximum aggregate number of shares of Common Stock which may be issued pursuant to the Plan, subject to adjustment as provided in Section 4(b) of the Plan, shall be twelve million, plus (i) any shares of Common Stock issued under the Plan that are forfeited back to the Company or are canceled, and (ii) any shares of Common Stock that are tendered, whether by physical delivery or by attestation, to the Company by a Participant as full or partial payment of the exercise price of any Stock Option granted pursuant to the Plan, in connection with the payment or settlement of any other grant or Award made pursuant to the Plan, or in payment of any applicable withholding for federal, state, city, local or foreign income, payroll or other taxes incurred in connection with the exercise of any Stock Option or Stock Appreciation Right granted under the Plan or the receipt or settlement of any other grant or Award under the Plan. The shares of Common Stock which may be issued under the Plan may be authorized and unissued shares or issued shares reacquired by the Company. No fractional share of the Common Stock shall be issued under the Plan. Awards of fractional shares of the Common Stock, if any, shall be settled in cash.

(b) **Adjustments Upon Changes in Capital Structure.** In the event of any change in the capital structure, capitalization or Common Stock of the Company such as a stock dividend, stock split, recapitalization, merger, consolidation, split-up, combination or exchange of shares or other form of reorganization, or any other change affecting the Common Stock, such proportionate adjustments, if any, as the Board of Directors in its discretion may deem appropriate to reflect such change shall be made with respect to: (i) the maximum number of shares of Common Stock which may be (1) issued pursuant to the Plan, (2) the subject of any type of grant or Award under the Plan, and (3) granted, Awarded or issued to any Participant pursuant to any provision of the Plan; (ii) the number of shares of Common Stock subject to any outstanding Stock Option, Stock Appreciation Right or other grant or Award made to any Participant under the Plan; (iii) the per share exercise price in respect of any outstanding Stock Options and Stock Appreciation Rights; (iv) the number of shares of Common Stock and the number of Units or the value of such Units, as the case may be, which are the subject of other grants and Awards then outstanding under the Plan; and (v) any other term or condition of any grant affected by any such change.

5. ADMINISTRATION.

(a) **The Committee.** The Plan shall be administered by the Committee to be appointed from time to time by the Board of Directors and comprised of not less than three of the then members of the Board of Directors who qualify as "non-employee directors" within the meaning of Rule 16(b)-3 promulgated under the Exchange Act and as "outside directors" within the meaning of Section 162(m) of the Code. Members of the Committee shall serve at the pleasure of the Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. A majority of the members of the Committee shall constitute a quorum for the transaction of business and the acts of a majority of the members present at any meeting at which a quorum is present shall be the acts of the Committee. Any one or more members of the Committee may participate in a meeting by conference telephone or similar means where all persons participating in the meeting can hear and speak to each other, which participation shall constitute presence in person at such meeting. Action approved in writing by a majority of the members of the Committee then serving shall be fully as effective as if the action had been taken by unanimous vote at a meeting duly called and held. The Company shall make grants and effect Awards under the Plan in accordance with the terms and conditions specified by the Committee, which terms and conditions shall be set forth in grant agreements and/or other instruments in such forms as the Committee shall approve.

(b) **Committee Powers.** The Committee shall have full power and authority to operate and administer the Plan in accordance with its terms. The powers of the Committee include, but are not limited to, the power to: (i) select Participants from among the Employees of the Company and Subsidiaries; (ii) establish the types of, and the terms and conditions of, all grants and Awards made under the Plan, subject to any applicable limitations set forth in, and consistent with the express terms of, the Plan; (iii) make grants and pay or otherwise effect Awards subject to, and consistent with, the express provisions of the Plan; (iv) establish Performance Goals, Performance Measures and Performance Periods, subject to, and consistent with, the express provisions of the Plan; (v) reduce the amount of any grant or Award; (vi) prescribe the form or forms of grant agreements and other instruments evidencing grants and Awards under the Plan; (vii) pay and to defer payment of Awards on such terms and conditions, not inconsistent with the express terms of the Plan, as the Committee shall determine; (viii) direct the Company to make conversions, accruals and payments pursuant to the Plan; (ix) construe and interpret the Plan and make any determination of fact incident to the operation of the Plan; (x) promulgate, amend and rescind rules and regulations relating to the implementation, operation and administration of the Plan; (xi) adopt such modifications, procedures and subplans as may be necessary or appropriate to comply with the laws of other countries with respect to Participants or prospective Participants employed in such other countries; (xii) delegate to other persons the responsibility for performing administrative or ministerial acts in furtherance of the Plan; (xiii) engage the services of persons and firms, including banks, consultants and insurance companies, in furtherance of the Plan's activities; and (xiv) make all other determinations and take all other actions as the Committee may deem necessary or advisable for the administration and operation of the Plan.

(c) **Committee's Decisions Final.** Any determination, decision or action of the Committee in connection with the construction, interpretation, administration or application of the Plan, and of any grant agreement, shall be final, conclusive and binding upon all Participants, and all persons claiming through Participants, affected thereby.

(d) **Administrative Accounts.** For the purpose of accounting for Awards deferred as to payment, the Company shall establish bookkeeping accounts expressed in Units bearing the name of each Participant receiving such Awards. Each account shall be unfunded, unless otherwise determined by the Committee in accordance with Section 15(d) of the Plan.

(e) **Certifications.** In respect of each grant under the Plan to a Covered Employee which the Committee intends to be "performance based compensation" under Section 162(m) of the Code, the provisions of the Plan and the related grant agreement shall be construed to confirm such intent, and to conform to the requirements of Section 162(m) of the Code, and the Committee shall certify in writing (which writing may include approved minutes of a meeting of the Committee) that the applicable Performance Goal(s), determined using the Performance Measure specified in the related grant agreement, was attained during the relevant Performance Period at a level that equaled or exceeded the level required for the payment of such Award in the amount proposed to be paid and that such Award does not exceed any applicable Plan limitation.

6. STOCK OPTIONS.

(a) **In General.** Options to purchase shares of Common Stock may be granted under the Plan and may be Incentive Stock Options or Non-Qualified Stock Options. All Stock Options shall be subject to the terms and conditions of this Section 6 and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee shall determine. Stock Options may be granted in addition to, or in tandem with or independent of, Stock Appreciation Rights or other grants and Awards under the Plan. The Committee may grant Stock Options that provide for the automatic grant of a replacement Stock Option if payment of the exercise price and/or any related withholding taxes is made by tendering (whether by physical delivery or by attestation) shares of Common Stock or by having shares of Common Stock withheld by the Company. The replacement Stock Option would cover the number of shares of Common Stock tendered or withheld, would have a per share exercise price equal to at least 100% of the Fair Market Value of a share of Common Stock on the date of the exercise of the original Stock Option, and would have such other terms and conditions as may be specified by the Committee and set forth in the related grant agreement.

(b) **Eligibility and Limitations.** Any officer of the Company and any other Employee of the Company or a Subsidiary may be granted Stock Options. The Committee shall determine, in its discretion, the Employees to whom Stock Options will be granted, the timing of such grants, and the number of shares of Common Stock subject to each Stock Option granted; provided, that (i) the maximum aggregate number of shares of Common Stock which may be issued and delivered upon the exercise of Non-Qualified Stock Options granted under the Plan shall be ten million, (ii) the maximum aggregate number of shares of Common Stock which may be issued and delivered upon the exercise of Incentive Stock Options shall be five million, (iii) the maximum number of shares of Common Stock in respect of which Stock Options may be granted to any Employee during any calendar year shall be 500,000, and (iv) in respect of Incentive Stock Options, the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of Common Stock with respect to which an Incentive Stock Option becomes exercisable for the first time by a Participant during any calendar year shall not exceed $100,000, or such other limit as may be required by the Code, except that, if authorized by the Committee and provided for in the related grant agreement, any portion of any Incentive Stock Option that cannot be exercised as such because of this limitation may be converted into and exercised as a Non-Qualified Stock Option. In no event shall any Stock Option or Stock Appreciation Right be granted to a Participant in exchange for the Participant's agreement to the cancellation of one or more Stock Options or Stock Appreciation Rights then held by such Participant if the exercise price of the new grant is lower than the exercise price of the grant to be cancelled and in no event shall any Stock Option or Stock Appreciation Right be amended to reduce the option price, except as contemplated by Section 4(b) of the Plan.

(c) **Option Exercise Price.** The per share exercise price of each Stock Option granted under the Plan shall be determined by the Committee prior to or at the time of grant, but in no event shall the per share exercise price of any Stock Option be less than 100% of the Fair Market Value of the Common Stock on the date of the grant of such Stock Option.

(d) **Option Term.** The term of each Stock Option shall be fixed by the Committee; except that in no event shall the term of any Stock Option exceed ten years after the date such Stock Option is granted.

(e) **Exercisability.** A Stock Option shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the date of grant; provided, however, that no Stock Option shall be exercisable during the first six months after the date such Stock Option is granted. No Stock Option may be exercised unless the holder thereof is at the time of such exercise an Employee and has been continuously an Employee since the date such Stock Option was granted, except that the Committee may permit the exercise of any Stock Option for any period following the Participant's termination of employment not in excess of the original term of the Stock Option on such terms and conditions as it shall deem appropriate and specify in the related grant agreement.

(f) **Method of Exercise.** A Stock Option may be exercised, in whole or in part, by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price, plus any required withholding taxes, in cash or, if permitted by the terms of the related grant agreement or otherwise approved in advance by the Committee, in shares of Common Stock already owned by the Participant valued at the Fair Market Value of the Common Stock on the date of exercise. The Committee may also permit Participants, either on a selective or aggregate basis, to simultaneously exercise Stock Options and sell the shares of Common Stock thereby acquired pursuant to a brokerage or similar arrangement approved in advance by the Committee and to use the proceeds from such sale to pay the exercise price and withholding taxes.

7. STOCK APPRECIATION RIGHTS.

(a) **In General.** Stock Appreciation Rights in respect of shares of Common Stock may be granted under the Plan alone, in tandem with, in addition to or independent of a Stock Option or other grant or Award under the Plan. A Stock Appreciation Right entitles a Participant to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant of the Stock Appreciation Right, or such other higher price as may be set by the Committee, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) **Eligibility and Limitations.** Any officer of the Company and any other Employee of the Company or a Subsidiary selected by the Committee may be granted Stock Appreciation Rights. The Committee shall determine, in its discretion, the Employees to whom Stock Appreciation Rights will be granted, the timing of such grants and the number of shares of Common Stock in respect of which each Stock Appreciation Right is granted; provided that (i) the maximum aggregate number of shares of Common Stock in respect of which Stock Appreciation Rights may be granted shall be four million, (ii) the maximum aggregate number of shares of Common Stock which may be issued and delivered in payment or settlement of Stock Appreciation Rights shall be two million, and (iii) the maximum number of shares of Common Stock in respect of which Stock Appreciation Rights may be granted to any Employee during any calendar year shall be 100,000.

(c) **Exercisability; Exercise; Form of Payment.** A Stock Appreciation Right may be exercised by a Participant at such time or times and in such manner as shall be authorized by the Committee and set forth in the related grant agreement, except that in no event shall a Stock Appreciation Right be exercisable within the first six months after the date of grant. The Committee may provide that a Stock Appreciation Right shall be automatically exercised on one or more specified dates. No Stock Appreciation Right may be exercised unless the holder thereof is at the time of exercise an Employee and has been continuously an Employee since the date the Stock Appreciation Right was granted, except that the Committee may permit the exercise of any Stock Appreciation Right for any period following the Participant's termination of employment not in excess of the original term of the Stock Appreciation Right on such terms and conditions as it shall deem appropriate and specify in the related grant agreement. A Stock Appreciation Right may be exercised, in whole or in part, by giving the Company a written notice specifying the number of shares of Common Stock in respect of which the Stock Appreciation Right is to be exercised. Stock Appreciation Rights may be paid upon exercise in cash, in shares of Common Stock, or in any combination of cash and shares of Common Stock as determined by the Committee.

8. RESTRICTED STOCK GRANTS AND AWARDS.

(a) **In General.** A Restricted Stock Grant is the issue of shares of Common Stock in the name of an Employee, which issuance is subject to such terms and conditions as the Committee shall deem appropriate, including, without limitation, restrictions on the sale, assignment, transfer or other disposition of such shares and the requirement that the Employee forfeit such shares back to the Company (i) upon termination of employment for specified reasons within a specified period of time, or (ii) if any specified Performance Goals are not achieved during a specified Performance Period, or (iii) if such other conditions as the Committee may specify are not satisfied.

(b) **Eligibility and Limitations.** Any officer of the Company and any other key Employee of the Company or a Subsidiary selected by the Committee may receive a Restricted Stock Grant. The Committee, in its sole discretion, shall determine whether a Restricted Stock Grant shall be made, the Employee to receive the Restricted Stock Grant, and the conditions and restrictions imposed on the Restricted Stock Grant. The maximum number of shares of Common Stock which may be issued as Restricted Stock under the Plan shall be 500,000. The maximum number of shares of Common Stock which may be issued to any Employee as Restricted Stock during any calendar year shall not exceed 100,000. The maximum amount any Employee may receive as a Restricted Stock Grant in any calendar year shall not exceed $8 million, determined using the Fair Market Value of such Restricted Stock Grant as at the date of the grant thereof.

(c) **Restriction Period.** Restricted Stock Grants shall provide that in order for a Participant to receive shares of Common Stock free of restrictions, the Participant must remain in the employment of the Company or its Subsidiaries, subject to such exceptions as the Committee may deem appropriate and specify in the related grant agreement, for a period of not less than three years commencing on the date of the grant and ending on such later date or dates as the Committee may designate at the time of the grant (the "Restriction Period"). The Committee, in its sole discretion, may provide for the lapse of restrictions in installments during the Restriction Period. The Committee may also establish one or more Performance Goals that are required to be achieved during one or more Performance Periods within the Restriction Period as a condition to the lapse of the restrictions.

(d) **Restrictions.** The following restrictions and conditions shall apply to each Restricted Stock Grant during the Restriction Period: (i) the Participant shall not be entitled to delivery of the shares of the Common Stock; (ii) the Participant may not sell, assign, transfer, pledge, hypothecate, encumber or otherwise dispose of or realize on the shares of Common Stock subject to the Restricted Stock Grant; and (iii) the shares of the Common Stock issued as Restricted Stock shall be forfeited to the Company if the Participant for any reason ceases to be an Employee prior to the end of the Restriction Period, except due to circumstances specified in the related grant agreement or otherwise approved by the Committee. The Committee may, in its sole discretion, include such other restrictions and conditions as it may deem appropriate.

(e) **Payment.** Upon expiration of the Restriction Period and if all conditions have been satisfied and any applicable Performance Goals attained, the shares of the Restricted Stock will be made available to the Participant, subject to satisfaction of applicable withholding tax requirements, free of all restrictions; provided, that the Committee may, in its discretion, require (i) the further deferral of any Restricted Stock Grant beyond the initially specified Restriction Period, (ii) that the Restricted Stock be retained by the Company, and (iii) that the Participant receive a cash payment in lieu of unrestricted shares of Common Stock.

(f) **Rights as a Shareholder.** A Participant shall have, with respect to shares of Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the shares and receive any cash dividends paid thereon. Stock dividends distributed with respect to shares of Restricted Stock shall be treated as additional shares under the Restricted Stock Grant and shall be subject to the restrictions and other terms and conditions set forth therein.

9. PERFORMANCE GRANTS AND AWARDS.

(a) **Eligibility and Terms.** The Committee may grant to officers of the Company and other key Employees of the Company and its Subsidiaries the prospective contingent right, expressed in Units, to receive payments of shares of Common Stock, cash or any combination thereof, with each Unit equivalent in value to one share of Common Stock, or equivalent to such other value or monetary amount as may be designated or established by the Committee ("Performance Grants"), based upon Company performance over a specified Performance Period. The Committee shall, in its sole discretion, determine the officers of the Company and other key Employees eligible to receive Performance Grants. At the time each Performance Grant is made, the Committee shall establish the Performance Period, the Performance Measure and the targets to be attained relative to such Performance Measure (the "Performance Goals") in respect of such Performance Grant. The number of shares of Common Stock and/or the amount of cash earned and payable in settlement of a Performance Grant shall be determined at the end of the Performance Period (a "Performance Award").

(b) **Limitations on Grants and Awards.** The maximum number of shares of Common Stock which may be issued pursuant to Performance Grants shall be 1.5 million. The maximum number of shares which may be the subject of Performance Grants made to any Participant in respect of any Performance Period or during any calendar year shall be 200,000. The maximum amount any Participant may receive during any calendar year as Performance Awards pursuant to Performance Grants shall not exceed $10 million, determined using the Fair Market Value of such Performance Awards as at the last day of the applicable Performance Period or Periods or as at date or dates of the payment thereof, whichever is higher.

(c) **Performance Goals, Performance Measures and Performance Periods.** Each Performance Grant shall provide that, in order for a Participant to receive an Award of all or a portion of the Units subject to such Performance Grant, the Company must achieve certain Performance Goals over a designated Performance Period having a minimum duration of one year, with attainment of the Performance Goals determined using a specific Performance Measure. The Performance Goals and Performance Period shall be established by the Committee in its sole discretion. The Committee shall establish a Performance Measure for each Performance Period for determining the portion of the Performance Grant which will be earned or forfeited based on the extent to which the Performance Goals are achieved or exceeded. In setting Performance Goals, the Committee may use a Performance Measure based on any one, or on any combination, of the following Company performance factors as the Committee deems appropriate: (i) Cumulative Net Income Per Share; (ii) Cumulative Net Income; (iii) return on sales; (iv) total shareholder return; (v) return on assets; (vi) economic value added; (vii) cash flow; (viii) return on equity; (ix) cumulative operating income (which shall equal consolidated sales minus cost of goods sold and selling, administrative and general expense); (x) operating income before depreciation and amortization; and (xi) return on invested capital. Performance Goals may include minimum, maximum and target levels of performance, with the size of Performance Award based on the level attained. Once established by the Committee and specified in the grant agreement, and if and to the extent provided in or required by the grant agreement, the Performance Goals and the Performance Measure in respect of any Performance Grant (or any Restricted Stock Grant or Stock-Based Grant that requires the attainment of Performance Goals as a condition to the Award) shall not be changed. The Committee may, in its discretion, eliminate or reduce (but not increase) the amount of any Performance Award (or Restricted Stock or Stock-Based Award) that otherwise would be payable to a Participant upon attainment of the Performance Goal(s).

(d) **Form of Grants.** Performance Grants may be made on such terms and conditions not inconsistent with the Plan, and in such form or forms, as the Committee may from time to time approve. Performance Grants may be made alone, in addition to, in tandem with, or independent of other grants and Awards under the Plan. Subject to the terms of the Plan, the Committee shall, in its discretion, determine the number of Units subject to each Performance Grant made to a Participant and the Committee may impose different terms and conditions on any particular Performance Grant made to any Participant. The Performance Goals, the Performance Period or Periods, and the Performance Measure(s) applicable to a Performance Grant shall be set forth in the relevant grant agreement.

(e) **Payment of Awards.** Each Participant shall be entitled to receive payment in an amount equal to the aggregate Fair Market Value (if the Unit is equivalent to a share of Common Stock), or such other value as the Committee shall specify, of the Units earned in respect of such Performance Award. Payment in settlement of a Performance Award may be made in shares of Common Stock, in cash, or in any combination of Common Stock and cash, and at such time or times, as the Committee, in its discretion, shall determine.

10. OTHER STOCK-BASED GRANTS AND AWARDS.

(a) **In General.** The Committee may make other grants and Awards pursuant to which Common Stock is, or in the future may be, acquired by Participants, and other grants and Awards to Participants denominated in Common Stock Equivalents or other Units ("Stock-Based Grants"). Such Stock-Based Grants may be granted alone or in addition to, in tandem with, or independent of any other grant made or Award effected under the Plan.

(b) **Eligibility and Terms.** The Committee may make Stock-Based Grants to officers of the Company and other key Employees of the Company and its Subsidiaries. Subject to the provisions of the Plan, the Committee shall have authority to determine the Employees to whom, and the time or times at which, Stock-Based Grants will be made, the number of shares of Common Stock, if any, to be subject to or covered by each Stock-Based Grant, and any and all other terms and conditions of each Stock-Based Grant.

(c) **Limitations.** The aggregate number of shares of Common Stock issued to Participants pursuant to Stock-Based Grants made and Awards effected pursuant to this Section 10 shall not exceed 500,000. No Participant shall receive more than 50,000 shares of Common Stock in settlement of Stock-Based Awards during any calendar year. The maximum amount any Participant may receive in Stock-Based Awards during any calendar year shall not exceed $4 million, determined using the Fair Market Value of any shares of Common Stock delivered in payment of the Stock-Based Awards on the date or dates of the payment thereof.

(d) **Form of Grants; Payment of Awards.** Stock-Based Grants may be made in such form or forms and on such terms and conditions, including the attainment of specific Performance Goals, as the Committee, in its discretion, shall approve. Payment of Stock-Based Awards may be made in cash, in shares of Common Stock, or in any combination of cash and shares of Common Stock, and at such time or times, as the Committee shall determine.

11. DEFERRALS.

The Committee may, whether at the time of grant or at anytime thereafter prior to payment or settlement, require a Participant to defer, or permit (subject to such conditions as the Committee may from time to time establish) a Participant to elect to defer, receipt of all or any portion of any payment of cash or shares of Common Stock that would otherwise be due to such Participant in payment or settlement of any Award under the Plan. If any such deferral is required by the Committee (or is elected by the Participant with the permission of the Committee), the Committee shall establish rules and procedures for such payment deferrals. The Committee may provide for the payment or crediting of interest, at such rate or rates as it shall in its discretion deem appropriate, on such deferred amounts credited in cash and the payment or crediting of dividend equivalents in respect of deferred amounts credited in Common Stock Equivalents. Deferred amounts may be paid in a lump sum or in installments in the manner and to the extent permitted, and in accordance with rules and procedures established, by the Committee.

12. NON-TRANSFERABILITY OF GRANTS AND AWARDS.

No grant or Award under the Plan, and no right or interest therein, shall be (i) assignable, alienable or transferable by a Participant, except by will or the laws of descent and distribution, or (ii) subject to any obligation, or the lien or claims of any creditor, of any Participant, or (iii) subject to any lien, encumbrance or claim of any party made in respect of or through any Participant, however arising. During the lifetime of a Participant, Stock Options and Stock Appreciation Rights are exercisable only by, and shares of Common Stock issued upon the exercise of Stock Options and Stock Appreciation Rights or in settlement of other Awards will be issued only to, and other payments in settlement of any Award will be payable only to, the Participant or his or her legal representative. The Committee may, in its sole discretion, authorize written designations of beneficiaries and authorize Participants to designate beneficiaries with the authority to exercise Stock Options and Stock Appreciation Rights granted to a Participant in the event of his or her death. Notwithstanding the foregoing, the Committee may, in its sole discretion and on and subject to such terms and conditions as it shall deem appropriate, which terms and conditions shall be set forth in the related grant agreement: (i) authorize a Participant to transfer all or a portion of any Non-Qualified Stock Option or Stock Appreciation Right, as the case may be, granted to such Participant; provided, that in no event shall any transfer be made to any person or persons other than such Participant's spouse, children or grandchildren, or a trust for the exclusive benefit of one or more such persons, which transfer must be made as a gift and without any consideration; and (ii) provide for the transferability of a particular grant or Award pursuant to a qualified domestic relations order. All other transfers and any retransfer by any permitted transferee are prohibited and any such purported transfer shall be null and void. Each Stock Option or Stock Appreciation Right which becomes the subject of permitted transfer (and the Participant to whom it was granted by the Company) shall continue to be subject to the same terms and conditions as were in effect immediately prior to such permitted transfer. The Participant shall remain responsible to the Company for the payment of all withholding taxes incurred as a result of any exercise of such Stock Option or Stock Appreciation Right. In no event shall any permitted transfer of a Stock Option or Stock Appreciation Right create any right in any party in respect of any Stock Option, Stock Appreciation Right or other grant or Award, other than the rights of the qualified transferee in respect of such Stock Option or Stock Appreciation Right specified in the related grant agreement.

13. CHANGE IN CONTROL.

(a) **Effect on Grants.** In the event of a Change in Control (as defined below) of the Company, except as the Board of Directors comprised of a majority of Independent Directors may expressly provide otherwise, and notwithstanding any other provision of the Plan to the contrary: (i) all Stock Options and Stock Appreciation Rights then outstanding shall become fully exercisable as of the date of the Change in Control, whether or not then exercisable; (ii) all restrictions and conditions in respect of all Restricted Stock Grants then outstanding shall be deemed satisfied as of the date of the Change in Control; and (iii) all Performance Grants and Stock-Based Grants shall be deemed to have been fully earned, at the maximum amount of the award opportunity specified in the grant agreement, as of the date of the Change in Control.

(b) **Change in Control Defined.** A "Change in Control" of the Company shall occur when: (i) any Person (or group of Persons acting together or in concert) becomes the Beneficial Owner, directly or indirectly, of fifteen percent (15%) or more of the combined voting power of the Company's securities (including its Common Stock and any other voting securities) then outstanding; or (ii) the shareholders of the Company approve a definitive agreement for a merger involving the Company and/or any of its direct or indirect subsidiaries which would result in the Common Stock outstanding immediately prior to such merger continuing to represent less than fifty percent of the voting power of the Company outstanding immediately after such merger, or approve a merger, consolidation or other similar transaction which would result in the Common Stock then outstanding being converted into or exchanged for the securities of any other entity; or (iii) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or other disposition of all or substantially all of the assets of the Company; or (iv) the Independent Directors no longer constitute a majority of the Board of Directors. "Affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act. "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act. "Independent Director" means any individual who is a member of the Board of Directors on the date the Plan becomes effective and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to, a consent solicitation relating to the election of directors of the Company, or a director who is a Person, or represents a Person or Group of Persons acting together, who is, or who publicly announces the intention to become, the Beneficial Owner, directly or indirectly, of 15% or more of the voting power of the Company's outstanding voting securities) whose election to the Board of Directors, or nomination for election to the Board of Directors by the Company's shareholders, was approved or recommended by the affirmative vote of a majority of the directors then in office who either (i) were directors on the date the Plan becomes effective or (ii) were elected or nominated for election as a director by a Board of Directors comprised of a majority of directors in office on the date this Plan becomes effective and/or their successors whose election, or nomination for election by the Company's shareholders, was previously so approved or recommended by a Board of Directors comprised of a majority of Independent Directors. Persons shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company and its Affiliates, (ii) the trustee or other fiduciary holding securities under an employee benefit plan sponsored by the Company or any of its subsidiaries, or (iii) underwriters temporarily holding securities pursuant to an offering of such securities by the Company.

14. AMENDMENT AND TERMINATION.

The Board of Directors may terminate the Plan at any time, except with respect to grants then outstanding. The Board of Directors may amend the Plan at any time and from time to time in such respects as the Board of Directors may deem necessary or appropriate without approval of the shareholders, unless such approval is necessary in order to comply with applicable laws, including the Exchange Act and the Code. In no event may the Board of Directors amend the Plan without the approval of the shareholders to (i) increase the maximum number of shares of Common Stock which may be issued pursuant to the Plan, (ii) increase any limitation set forth in the Plan on the number of shares of Common Stock which may be issued, or the aggregate value of Awards which may be made, in respect of any type of grant to all Participants during the term of the Plan or to any Participant during any specified period, (iii) reduce the minimum exercise price for Stock Options and Stock Appreciation Rights, or (iv) change the Performance Measure criteria identified at Section 9 (c) of the Plan.

15. MISCELLANEOUS.

(a) **Withholding Taxes.** All Awards under the Plan will be made subject to any applicable withholding for taxes of any kind. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of shares of Common Stock to be made under the Plan, all federal, state, city, local or foreign taxes of any kind required by law to be withheld with respect to such payment and to take such other actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. If shares of Common Stock are used to satisfy withholding taxes, such shares shall be valued based on the Fair Market Value thereof on the date when the withholding for taxes is required to be made. The Company shall have the right to require a Participant to pay cash to satisfy withholding taxes as a condition to the payment of any amount (whether in cash or shares of Common Stock) under the Plan.

(b) **No Right To Employment.** Neither the adoption of the Plan nor the making of any grant or Award shall confer upon any Employee any right to continued employment with the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any Employee at any time, with or without cause.

(c) **Unfunded Plan.** The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Any liability of the Company to any person with respect to any Award under the Plan shall be based solely upon any contractual obligations that may be effected pursuant to the Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

(d) **Payments to Trust.** The Committee is authorized to cause to be established a trust agreement or several trust agreements whereunder the Committee may make payments of amounts due or to become due to Participants in the Plan.

(e) **Engaging in Competition With Company.** In the event a Participant terminates his or her employment with the Company or a Subsidiary for any reason whatsoever, and within eighteen (18) months after the date thereof accepts employment with any competitor of, or otherwise engages in competition with, the Company, the Committee, in its sole discretion, may require such Participant to return, or (if not received) to forfeit, to the Company the economic value of any Award which is realized or obtained (measured at the date of exercise, vesting or payment) by such Participant (i) at any time after the date which is six months prior to the date of such Participant's termination of employment with the Company or (ii) during such other period as the Committee may determine. The provisions of this Section 15(e) shall cease to have any force or effect whatsoever immediately upon the occurrence of any Change in Control described at Section 13 hereof.

(f) **Other Company Benefit and Compensation Programs.** Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of any termination indemnity or severance pay law of any country and shall not be included in, nor have any effect on, the determination of benefits under any pension or other employee benefit plan or similar arrangement provided by the Company or any Subsidiary, unless (i) expressly so provided by such other plan or arrangement or (ii) the Committee expressly determines that an Award or a portion thereof should be included as recurring compensation. Nothing contained in the Plan shall prohibit the Company or any Subsidiary from establishing other special awards, incentive compensation plans, compensation programs and other similar arrangements providing for the payment of performance, incentive or other compensation to Employees. Payments and benefits provided to any Employee under any other plan, including, without limitation, any stock option, stock award, restricted stock, deferred compensation, savings, retirement or other benefit plan or arrangement, shall be governed solely by the terms of such other plan.

(g) **Securities Law Restrictions.** In no event shall the Company be obligated to issue or deliver any shares of Common Stock if such issuance or delivery shall constitute a violation of any provisions of any law or regulation of any governmental authority or securities exchange. No shares of Common Stock shall be issued under the Plan unless counsel for the Company shall be satisfied that such issuance will be in compliance with all applicable Federal and state securities laws and regulations and all requirements of any securities exchange on which the Common Stock is listed.

(h) **Grant Agreements.** Each Participant receiving a grant under the Plan shall enter into a grant agreement with the Company in a form specified by the Committee agreeing to the terms and conditions of the grant and such related matters as the Committee shall, in its sole discretion, determine.

(i) **Severability.** In the event any provision of the Plan shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the remaining provisions of the Plan.

(j) **Governing Law.** The Plan shall be governed by and construed in accordance with the laws of the State of Ohio.



700-862-928-63100

CONFIDENTIAL VOTING INSTRUCTIONS— 2002 ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY EMPLOYEE SAVINGS AND OTHER PLANS

Solicited on Behalf of the Board of Directors of Goodyear

The proxy soliciting materials furnished by the Board of Directors of The Goodyear Tire & Rubber Company in connection with the Annual Meeting of Shareholders to be held on Monday, April 15, 2002, are delivered herewith.

Under each employee savings or similar plan in which you participate, you have the right to give written instructions to the trustee for such plan to vote as you specify the number of full shares of Common Stock of The Goodyear Tire & Rubber Company representing your proportionate interest in each such plan on February 15, 2002.

If you wish to have such shares voted by the trustee in accordance with your instructions, please sign the authorization on the reverse side of this card and return it in the enclosed envelope or give your instructions by telephone or via the Internet. If you do not give your instructions by returning this card or by telephone or via the Internet, shares of the Common Stock held for your account in each plan will be voted by the trustee in the same proportion as it votes shares for which Confidential Voting Instructions are received by the trustee from other participants in that plan.

I hereby instruct the trustee to vote (or cause to be voted) all shares of Common Stock of The Goodyear Tire & Rubber Company credited to my account under each plan at February 15, 2002 at the Annual Meeting of Shareholders to be held on April 15, 2002 and at any adjournment thereof as indicated on the reverse side hereof or, if not so indicated, as recommended by the Board of Directors.

Unless otherwise specified on the reverse side, if you give your instructions by signing and returning this card, or by telephone or via the Internet, the Trustee will vote FOR the election of the three nominees for Director, with discretionary authority to cumulate votes (Item 1 on the reverse side), FOR ratification of appointment of Independent Accountants (Item 2 on the reverse side), FOR the proposal to approve the adoption of Goodyear's 2002 Performance Plan (Item 3 on the reverse side), and AGAINST the Shareholder Proposals (Items 4 and 5 on the reverse side).

If you plan to attend the 2002 ANNUAL MEETING, please mark the box indicated on the reverse side.

**THIS CONFIDENTIAL VOTING INSTRUCTIONS CARD IS CONTINUED ON THE REVERSE SIDE.
PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED
ENVELOPE.**

FOLD AND DETACH HERE

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 15, 2002
10:00 a.m.

OFFICE OF THE COMPANY
GOODYEAR THEATER
1201 EAST MARKET STREET
AKRON, OHIO

PLEASE VOTE— YOUR VOTE IS IMPORTANT



☒ **Please mark your votes as in this example** **8396**

The Board of Directors Recommends a Vote FOR Election of All Nominees and FOR Items 2 and 3 and AGAINST Items 4 and 5.

ITEM 1.

		NOMINEES:	
FOR ALL NOMINEES ☐	WITHHOLD AUTHORITY AS TO ALL NOMINEES ☐	Class I Directors— Each to serve a 3-year term:	01 Samir G. Gibara 02 William J. Hudson, Jr. 03 Martin D. Walker

(To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)

	FOR	AGAINST	ABSTAIN
ITEM 2. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Accountants.	☐	☐	☐
ITEM 3. Approval of the adoption of Goodyear's 2002 Performance Plan.	☐	☐	☐
ITEM 4. Shareholder Proposal - Requesting Board to take action to declassify the Board of Directors.	☐	☐	☐
ITEM 5. Shareholder Proposal - Requestimg Board to cause shareholder vote on redeeming Goodyear's Shareholder Rights Plan.	☐	☐	☐

I plan to attend the Annual Meeting of Shareholders. ☐

Authorization: I acknowledge receipt of the Notice of 2002 Annual Meeting and Proxy Statement. I hereby instruct the trustee to vote by proxy, in the form solicited by the Board of Directors, the number of full shares in my Plan account(s) as specified above, or, if not specified above, as recommended by the Board of Directors.

SIGNATURE DATE

FOLD AND DETACH HERE

GOODYEAR

PLEASE READ THE VOTING INSTRUCTIONS BELOW

Your vote is important. Please take the opportunity to use one of the three voting methods described below to cast your vote.

Please consider the issues discussed in the proxy statement and:

[ICON] • VOTE BY INTERNET— Access the World Wide Web site at http://www.goodyear.com/us/investor to vote via the Internet. You will be prompted to enter your 8 to 12 digit control number printed at the top of this card. Then, follow the voting instructions. **You can also register at this site to access future proxy materials electronically.**

[ICON] • VOTE BY TELEPHONE— Use a touch-tone telephone to vote by phone toll free from the U.S. or Canada. You will be prompted to enter your 8 to 12 digit control number printed at the top of this card. Simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end.

[ICON] • VOTE BY MAIL— Complete, date, sign and mail the proxy card in the postage-paid envelope included with your proxy materials or send it to Goodyear, c/o EquiServe Trust Company, P.O. Box 8020, Edison, New Jersey 08818-9011.

You can vote by phone or via the Internet anytime prior to MIDNIGHT EASTERN TIME on April 14th, 2002. If you do so, you do not need to mail in your proxy card.



THE GOODYEAR TIRE & RUBBER COMPANY

P

R

O

X

Y

PROXY FOR 2002 ANNUAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a holder (or designated proxy) of shares of the Common Stock of The Goodyear Tire & Rubber Company, hereby appoints JOHN G. BREEN, ROBERT J. KEEGAN and STEVEN A. MINTER, and each or any of them, the proxies or proxy of the undersigned, with full power of substitution, to represent the undersigned, and to vote all of the shares of Common Stock that the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Company to be held at its offices in Akron, Ohio, on Monday, April 15, 2002, at 10:00 A.M., Akron time, and at any and all adjournments thereof; with the power to vote said shares for the election of three Directors of the Company (with discretionary authority to cumulate votes), upon the other matters listed on the reverse side hereof and upon all other matters as may properly come before the meeting or any adjournment thereof. This Proxy is given and is to be construed according to the laws of the State of Ohio.

Unless otherwise specified on the reverse side, the PROXY will be voted: FOR election of the three nominees for Director named on the reverse side, with discretionary authority to cumulate votes (Item 1 on the reverse side), FOR ratification of appointment of Independent Accountants (Item 2 on the reverse side), FOR the proposal to approve the adoption of Goodyear's 2002 Performance Plan (Item 3 on the reverse side) and AGAINST the Shareholder Proposals (Items 4 and 5 on the reverse side).

If you plan to attend the 2002 ANNUAL MEETING, please mark the box indicated on the reverse side.

THIS PROXY IS CONTINUED ON THE REVERSE SIDE.

PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

FOLD AND DETACH HERE

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 15, 2002
10:00 a.m.

OFFICE OF THE COMPANY
GOODYEAR THEATER
1201 EAST MARKET STREET
AKRON, OHIO

PLEASE VOTE— YOUR VOTE IS IMPORTANT



☒ **Please mark your votes as in this example**

5721

The undersigned hereby acknowledges receipt of Notice of 2002 Annual Meeting of Shareholders and Proxy Statement.
The Board of Directors Recommends a Vote FOR Election of All Nominees and FOR Items 2 and 3 and AGAINST Items 4 and 5.

ITEM 1.

FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY AS TO ALL NOMINEES ☐

NOMINEES: Class I Directors— Each to serve a 3-year term: 01 Samir G. Gibara 02 William J. Hudson, Jr. 03 Martin D. Walker

(To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)

	FOR	AGAINST	ABSTAIN
ITEM 2. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Accountants.	☐	☐	☐
ITEM 3. Approval of the adoption of Goodyear's 2002 Performance Plan.	☐	☐	☐
ITEM 4. Shareholder Proposal - Requesting Board to take action to declassify the Board of Directors.	☐	☐	☐
ITEM 5. Shareholder Proposal - Requestimg Board to cause shareholder vote on redeeming Goodyear's Shareholder Rights Plan.	☐	☐	☐

I plan to attend the Annual Meeting of Shareholders. ☐

Please sign name exactly as it appears above. Each joint owner should sign. Please indicate title if you are signing as executor, administrator, trustee, custodian, guardian or corporate officer.

SIGNATURE DATE

FOLD AND DETACH HERE

GOODYEAR

PLEASE READ THE VOTING INSTRUCTIONS BELOW

Your vote is important. Please take the opportunity to use one of the three voting methods described below to cast your vote.

Please consider the issues discussed in the proxy statement and:

[ICON] • VOTE BY INTERNET— Access the World Wide Web site at http://www.goodyear.com/us/investor to vote via the Internet. You will be prompted to enter your 8 to 12 digit control number printed at the top of this card. Then, follow the voting instructions. **You can also register at this site to access future proxy materials electronically.**

[ICON] • VOTE BY TELEPHONE— Use a touch-tone telephone to vote by phone toll free from the U.S. or Canada. You will be prompted to enter your 8 to 12 digit control number printed at the top of this card. Simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end.

[ICON] • VOTE BY MAIL— Complete, date, sign and mail the proxy card in the postage-paid envelope included with your proxy materials or send it to Goodyear, c/o EquiServe Trust Company, P.O. Box 8020, Edison, New Jersey 08818-9011.

You can vote by phone or via the Internet anytime prior to MIDNIGHT EASTERN TIME on April 14th, 2002. If you do so, you do not need to mail in your proxy card.